02055054

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kuala Lumpur Kepong Berhad

*CURRENT ADDRESS Wisma Taiko
1, Jalan S.P. Seenivasagam
30000 Ipoh, Perak Darul Ridzuan
Malaysia

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 02 2002
THOMSON FINANCIAL

FILE NO. 82- 5022 FISCAL YEAR 9/30/01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☑	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE : 9/25/02

Annual Report 2001

KUALA LUMPUR KEPONG BERHAD

5043-V)

CORPORATE MISSION

To offer quality products and services at competitive prices.

To be a good and responsible corporate citizen.

CORPORATE OBJECTIVES

To earn a fair return on investments.

To maintain steady dividend payments and adequate dividend cover.

To sustain growth through re-investment of retained profits.

To maintain a high standard of business ethics and practices.

To fulfil our social responsibilities in the community in which we operate.

C O N T E N T S

CONTENTS






NOTICE OF MEETING

Notice is hereby given that the Twenty-ninth Annual General Meeting of the Company will be held at the registered office, Wisma Taiko, 1, Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia on Wednesday, 30th January, 2002 at 12.30 p.m. for the following purposes:-

1. To receive and consider the financial statements for the year ended 30th September, 2001 and the Directors' and Auditors' reports thereon. (ORDINARY RESOLUTION 1)

2. To sanction the payment of a final dividend of 9 sen per share less 28% Malaysian Income Tax. (ORDINARY RESOLUTION 2)

3. To re-elect the following Directors:-

   (i) R. M. Alias (ORDINARY RESOLUTION 3)
   (ii) Dato' Lee Soon Hian (ORDINARY RESOLUTION 4)

4. To consider and, if thought fit, pass a resolution pursuant to Section 129(6) of the Companies Act, 1965 to re-appoint the following as Directors of the Company and to hold office until the next Annual General Meeting of the Company:-

   (i) Yeoh Chin Hin (ORDINARY RESOLUTION 5)
   (ii) Charles Letts (ORDINARY RESOLUTION 6)
   (iii) Maj-Gen (R) Dato' Dr. Mahmood B Sulaiman (ORDINARY RESOLUTION 7)
   (iv) Tan Sri Dato' Thong Yaw Hong (ORDINARY RESOLUTION 8)

5. To fix and approve Directors' fees for the year ended 30th September, 2001 amounting to RM671,000. (ORDINARY RESOLUTION 9)

6. To appoint Auditors and to authorise the Directors to fix their remuneration. (ORDINARY RESOLUTION 10)

7. As SPECIAL BUSINESS, to consider and, if thought fit, pass the following Resolutions:-

   (i) **PROPOSED AUTHORITY TO BUY BACK ITS OWN SHARES BY THE COMPANY** (ORDINARY RESOLUTION 11)
   THAT authority be given to the Directors for the Company to buy back such amount of ordinary shares of RM1.00 each in the Company ("Authority to Buy Back Shares") as may be determined by the Directors from time to time through the Kuala Lumpur Stock Exchange upon such terms and conditions as the Directors may deem fit and expedient in the best interests of the Company provided that the aggregate number of shares purchased pursuant to this resolution does not exceed 2.8% of the total issued and paid-up share capital of the Company (equivalent to 20,000,000 shares in the Company based on its issued and paid-up share capital [excluding treasury shares] of 710,177,128 shares of RM1.00 each as at 5th December, 2001) and that an amount not exceeding the total retained profits of the Company be allocated for the Authority to Buy Back Shares (the audited retained profits of the Company as at 30th September, 2001 was RM699 million) AND THAT the Directors may resolve to cancel the shares so purchased and/or retain the shares so purchased as treasury shares;

   AND THAT the Directors be and are hereby empowered to do all such acts and things to give full effect to the Authority to Buy Back Shares with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such authority shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting) but not so as to prejudice the completion of a purchase by the Company before the aforesaid expiry date and, in any event, in accordance with the provisions of the guidelines issued by the Kuala Lumpur Stock Exchange or any other relevant authority.

(ii) **PROPOSED SHAREHOLDERS' MANDATE IN RELATION TO RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE** (ORDINARY RESOLUTION 12)

THAT approval be given to the Company and/or its subsidiary companies to enter into recurrent transactions of a revenue or trading nature with related parties which are necessary for the day to day operations and on normal commercial terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders as set out in Appendix I of the Circular to Shareholders dated 4th January, 2002 ("the Mandate");

THAT the Directors be and are hereby empowered to do all such acts and things (including executing all such documents as may be required) as they may be considered expedient or necessary to give full effect to the Mandate with full powers to assent to any conditions, modifications, revaluations, variations and/or amendments (if any) as may be imposed by the relevant authorities AND THAT such Mandate shall commence upon passing of this ordinary resolution and will expire at the conclusion of the next Annual General Meeting ("AGM") of the Company following the passing of this ordinary resolution or the expiry of the period within which the next AGM is required by law to be held but shall not extend to such extension as may be allowed pursuant to Section 143(2) of the Companies Act, 1965 (unless earlier revoked or varied by ordinary resolution of the shareholders of the Company in general meeting);

AND THAT the transactions entered into prior to the date of this resolution by the Company and/or its subsidiary companies involving the interests of such related parties be and are hereby ratified.

(iii) **PROPOSED ADOPTION OF NEW ARTICLES OF ASSOCIATION** (SPECIAL RESOLUTION 13)

THAT the Articles of Association as set out in Appendix II of the Company's Circular to Shareholders dated 4th January, 2002 be and is hereby adopted as the new Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company.

8. To transact any other ordinary business of the Company.

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

Ipoh, Perak Darul Ridzuan,
Malaysia.

4th January, 2002.

NOTES

(1) A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company.
(2) The instrument appointing a proxy must be deposited at the registered office of the Company not less than 48 hours before the time set for the meeting.
(3) The final dividend, if approved, will be paid on 4th March, 2002 to all shareholders on the Register of Members as at 5th February, 2002.
A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividend only in respect of:-
   (i) Shares deposited into the Depositor's securities account before 12.30 p.m. on 31st January, 2002 in respect of shares which are exempted from Mandatory Deposit;
   (ii) Shares transferred into the Depositor's securities account before 12.30 p.m. on 5th February, 2002 in respect of ordinary transfers; and
   (iii) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.
Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 5th February, 2002 will be registered for entitlements to the dividend payment.
(4) Profiles of the Directors (together with their attendance in Board Meetings) standing for re-election or re-appointment as Directors of the Company for Resolutions 3 to 8 are shown on pages 6 to 9 of the 2001 Annual Report and Financial Statements.
(5) For Resolutions 11, 12 and 13, further information on the Share Buy-Back, Shareholders' Mandate on recurrent Related Party Transactions and Adoption of New Articles of Association respectively are set out in the Circular to Shareholders of the Company dated 4th January, 2002 which is despatched together with the Company's 2001 Annual Report and Financial Statements.

(A proxy form is enclosed with this Annual Report and Financial Statements).

GROUP HIGHLIGHTS

FINANCIAL

		2001	2000	1999	1998	1997
Revenue	(RM'000)	**2,041,614**	2,224,096	2,404,255	2,334,725	1,690,897
Profit:-						
before taxation	(RM'000)	**106,559**	290,079	399,326	367,943	293,424
after taxation and minority interests	(RM'000)	**61,200**	201,880	370,406	273,964	221,699
Dividend per share:-						
gross	(sen)	**15.0**	20.0	20.0	25.0	15.0
net	(sen)	**10.8**	14.4	14.4	18.0	10.7
Net tangible asset	(RM'000)	**3,194,545**	3,216,082	3,180,103	2,931,558	2,631,531

PRODUCTION

		2001	2000	1999	1998	1997
Fresh Fruit Bunches	(tonnes)	**1,604,385**	1,392,674	1,271,165	1,128,694	1,228,407
Rubber	('000 kgs)	**23,646**	24,727	26,900	25,301	29,283

CORPORATE INFORMATION

BOARD OF DIRECTORS	Dato' Lee Oi Hian – *Chairman / CEO* Yeoh Chin Hin Charles Letts YM Tengku Robert Hamzah R. M. Alias Maj-Gen (R) Dato' Dr. Mahmood B Sulaiman Ong Beng Kee – *Executive Director* Dato' Lee Hau Hian Tan Sri Dato' Thong Yaw Hong Dato' Lee Soon Hian – *Executive Director* Datuk Abdul Rahman bin Mohd. Ramli Yeoh Eng Khoon *(Alternate to Yeoh Chin Hin)*
COMPANY SECRETARIES	J. C. Lim Fan Chee Kum
AUDITORS	KPMG
PLACE OF INCORPORATION AND DOMICILE	In Malaysia as a public limited liability company
PRINCIPAL REGISTRAR AND REGISTERED OFFICE	Kuala Lumpur Kepong Berhad, Wisma Taiko, 1, Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia. Telephone : 605-2417844 Fax : 605-2535018
BRANCH REGISTRAR	M. P. Evans (UK) Ltd., 3, Clanricarde Gardens, Tunbridge Wells, Kent TN1 1HQ, England. Telephone : 01892-516333 Fax : 01892-518639
PRINCIPAL BANKERS	Malayan Banking Berhad HSBC Bank Malaysia Berhad Public Bank Berhad RHB Bank Berhad Citibank N.A.
STOCK EXCHANGE LISTINGS	Kuala Lumpur Stock Exchange London Stock Exchange

PROFILES OF DIRECTORS



Dato' Lee Oi Hian

DATO' LEE OI HIAN

Malaysian, aged 50, joined the Board on 1st February, 1985 and is the Chairman/CEO of KLK. He is also Chairman of Batu Kawan Berhad, a director of Malaysian Industrial Development Finance Berhad and Yule Catto & Co. plc, Chairman of the Malaysian Palm Oil Promotion Council and a member of the Malaysian Palm Oil Board.

He graduated from the University of Malaya with a Bachelor of Agricultural Science (Honours) degree and obtained his Masters in Business Administration from Harvard Business School, U.S.A.

Dato' Lee Hau Hian and Dato' Lee Soon Hian who are also Directors of KLK are his brothers. He is deemed connected to Batu Kawan Berhad, one of the substantial shareholders of KLK. He is deemed interested in transactions between the KLK Group and with the Batu Kawan Berhad group and Wan Hin Investments Sdn. Bhd. group carried out in the ordinary course of business. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30th September, 2001. In the last ten years, he has not been convicted of any offence.



Yeoh Chin Hin

YEOH CHIN HIN

Malaysian, aged 81, Non-Independent Non-Executive Director, joined the Board on 6th July, 1973 as one of the founder Directors. He is a member of the Audit Committee, Remuneration Committee and Nomination Committee of the Board.

He is also a director of Batu Kawan Berhad. He previously served as a director of United Malayan Banking Corporation Bhd. for 20 years.

He is the father of Yeoh Eng Khoon, an Alternate Director in KLK. Save as disclosed he has no other family relationship with any other director/major shareholder of KLK. He is deemed interested in transactions between the KLK Group and Batu Kawan Berhad group carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30th September, 2001. In the last ten years, he has not been convicted of any offence.

CHARLES LETTS

British, aged 83, Independent Non-Executive Director, joined the Board on 6th July, 1973 as one of the founder Directors.



Charles Letts

After serving in the British Armed Forces during World War II and thereafter in the British Foreign Office, was a main Board Director of Jardine Matheson & Co. Ltd. for 15 years then set up his own business. Thereafter he held directorships and advisory posts in companies covering a wide range of industries in various countries including Batu Kawan Berhad. These interests included acquiring the various companies which eventually developed into KLK and its associates.

Originally served as Honorary Consul for Brazil in Singapore and now as Honorary Consul for Portugal in Singapore.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in transactions between the KLK Group and Batu Kawan Berhad group carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30th September, 2001. In the past ten years, he has not been convicted of any offence.

YM TENGKU ROBERT HAMZAH

Malaysian, aged 62, Independent Non-Executive Director, joined the Board on 1st May, 1976. He is a member of the Audit Committee of the Board.

He is also a director of Batu Kawan Berhad. An architect by profession, he is a partner of T.R. Hamzah & Yeang Sdn. Bhd. since 1976.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in transactions between the KLK Group and Batu Kawan Berhad group carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30th September, 2001. In the past ten years, he has not been convicted of any offence.



YM Tengku Robert Hamzah

R.M. ALIAS

Malaysian, aged 69, Non-Independent Non-Executive Director, has served on the Board since 1st July, 1978. He is the Chairman of the Remuneration Committee of the Board.

He holds a Bachelor of Arts (Honours) degree from University of Malaya, Singapore, a Certificate of Public Administration from the Royal Institute of Public Administration, London and has attended the Advanced Management Program at Harvard Business School, U.S.A.

He held various posts while in the Malaysian Government Service and his last post prior to retirement in July, 2001 was the Group Chairman of Felda. He was previously the Chairman of Malaysia International Shipping Corporation Berhad. He is also a director of five (5) listed companies, namely Batu Kawan Berhad, Malayan Banking Berhad, Sime Darby Berhad, Yule Catto & Co. plc and Cerebos Pacific Limited.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in transactions between the KLK Group and with the Sime Darby Bhd group, Batu Kawan Berhad group and Malayan Banking Berhad group carried out in the ordinary course of business by virtue of his common directorships in these companies. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30th September, 2001. In the past ten years, he has not been convicted of any offence.



R.M. Alias

MAJ-GEN (R) DATO' DR. MAHMOOD B SULAIMAN

Malaysian, aged 73, Independent Non-Executive Director, joined the Board on 1st July, 1978. He is a member of the Remuneration Committee of the Board.

He is a director of Keck Seng (Malaysia) Berhad and was previously serving in various senior positions in the Malaysian armed forces till his retirement in 1977 as General Officer Commanding-in-Chief.

He graduated from the Royal Military Academy, Sandhurst, U.K., the Defence Services Staff College, Wellington, India and the Joint Services Staff College, Latimer, U.K. He subsequently obtained his MBA and Doctorate in Business Administration from the Western Pacific University, U.S.A.

He has no family relationship with any other director/major shareholder of KLK and does not have any conflict of interest with KLK. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30th September, 2001. In the past ten years, he has not been convicted of any offence.



Maj-Gen (R) Dato' Dr. Mahmood B Sulaiman



Ong Beng Kee

ONG BENG KEE

Malaysian, aged 58, Executive Director, joined the Board on 1st April, 1991. He is an Associate of the Incorporated Society of Planters and completed the Advanced Management Course from Templeton College, Oxford. He has been associated with the plantation industry since 1963, having risen from the ranks of Assistant, Manager, Planting Adviser and finally, Managing Director. He is currently Council Member of the Malaysian Palm Oil Association and also an Executive Committee Member of the Malayan Agricultural Producers Association.

He has no family relationship with any other director/major shareholder of KLK and does not have any conflict of interest with KLK. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30th September, 2001. In the past ten years, he has not been convicted of any offence.

DATO' LEE HAU HIAN

Malaysian, aged 48, Non-Independent Non-Executive Director, joined the Board on 20th December, 1993. He is a member of the Nomination Committee of the Board.

Dato' Lee is the Managing Director of Batu Kawan Berhad and a director of HeiTech Padu Berhad and Asia Pacific Specialty Chemicals Ltd. He is the President of the Perak Chinese Maternity Association and the Treasurer of the Perak Entrepreneurial Skills & Development Centre. He was a former Chairman of the Malaysian International Chamber of Commerce & Industry, Ipoh Branch.



Dato' Lee Hau Hian

He graduated with a Bachelor of Science (Economics) degree from the London School of Economics and has a MBA degree from Stanford University, California.

He is the brother of Dato' Lee Oi Hian and Dato' Lee Soon Hian who are also Directors of KLK and is deemed a connected party to Batu Kawan Berhad, a substantial shareholder of KLK. He is deemed interested in transactions between the KLK Group and with the Batu Kawan Berhad group and Wan Hin Investments Sdn. Bhd. group carried out in the ordinary course of business. He attended all the four (4) Board of Directors' meetings held during the financial year ended 30th September, 2001. In the last ten years, he has not been convicted of any offence.

TAN SRI DATO' THONG YAW HONG

Malaysian, aged 71, Non-Independent Non-Executive Director, joined the Board on 8th March, 1994. He is a member of the Nomination Committee of the Board.

Tan Sri Thong is the Chairman of Public Bank Berhad, Public Finance Berhad, Berjaya Land Berhad and Berjaya Sports Toto Bhd. He is also a director of Batu Kawan Berhad, Glenealy Plantations (Malaya) Bhd, Malaysia Airports Holding Bhd and Malaysia Mining Corporation Bhd. He had served in the Economic Planning Unit in the Prime Minister's Department since 1957 and became its Director-General from 1971 to 1978 and served as Secretary-General, Ministry of Finance from 1979 until his retirement in 1986. He was formerly the Chairman of the Employees Provident Fund Board. He currently serves as member on the Boards of Trustees of Program Pertukaran Fellowship Perdana Menteri Malaysia, Tun Razak Foundation and the Malaysian Institute of Economic Research. He is also a member of the Working Group of the Executive Director for the National Economic Action Council.



Tan Sri Dato' Thong Yaw Hong

He graduated with a Bachelor of Arts (Honours) degree in Economics from University of Malaya and a Masters degree in Public Administration from Harvard University and has attended the Advanced Management Program from Harvard Business School. In June, 1998, he was appointed a Pro-Chancellor of Universiti Putra Malaysia.

He has no family relationship with any other director/major shareholder of KLK. He is deemed interested in transactions entered between the KLK Group and with the Public Bank Berhad group and Batu Kawan Berhad group by virtue of his common directorships in these companies. He has attended all the four (4) Board of Directors' meetings held during the financial year ended 30th September, 2001. In the past ten years, he has not been convicted of any offence.

DATO' LEE SOON HIAN

Malaysian, aged 44, Executive Director, joined the Board on 17th February, 1998. He is also a director of Batu Kawan Berhad.

He brings along to KLK his wide experience in manufacturing and property development.

He is the brother of Dato' Lee Oi Hian and Dato' Lee Hau Hian who are also Directors of KLK and is deemed a connected party to Batu Kawan Berhad, a substantial shareholder of KLK. He is deemed interested in transactions between the KLK Group and with the Batu Kawan Berhad group and Wan Hin Investments Sdn. Bhd. group carried out in the ordinary course of business. He has attended all the four (4) Board of Directors' meetings held during the financial year ended 30th September, 2001. In the last ten years, he has not been convicted of any offence.



Dato' Lee Soon Hian

DATUK ABDUL RAHMAN BIN MOHD RAMLI

Malaysian, aged 62, Non-Independent Non-Executive Director, joined the Board on 11th September, 1999. He is a member of the Audit Committee of the Board. He is a member of the Institute of Chartered Accountants in Australia, the Malaysian Association of Certified Public Accountants (MACPA) and the Malaysian Institute of Accountants (MIA).

Datuk Abdul Rahman was General Manager of United Asian Bank and Group Managing Director of Pernas Sime Darby Berhad and Group Chief Executive of Golden Hope Plantations Berhad prior to joining the KLK Board. He is currently the Chairman of Johore Tenggara Oil Palm Berhad and a Board member of Malayan Banking Berhad, both of which are public listed companies and Chairman of Takaful Nasional Sdn. Bhd.

He is a nominee director of Permodalan Nasional Berhad, a major shareholder of KLK. Save as disclosed he has no other family relationship with any other director/major shareholder of KLK. He is deemed interested in transactions between the KLK Group and Malayan Banking Berhad group carried out in the ordinary course of business by virtue of his common directorships in these companies. He has attended all the four (4) Board of Directors' meetings held during the financial year ended 30th September, 2001. In the past ten years, he has not been convicted of any offence.



Datuk Abdul Rahman bin Mohd. Ramli

YEOH ENG KHOON

Malaysian, aged 54, an executive of the Company, was appointed as an Alternate Director to Yeoh Chin Hin on 20th December, 1993. He obtained a degree of Bachelor of Arts (Honours) in Economics (Business Administration) from the University of Malaya in 1968 and was called to the Bar of England and Wales at Lincoln's Inn in 1979.

He is also the alternate director in Batu Kawan Berhad. He has previous work experience in banking, manufacturing and the retail business.

He is the son of Yeoh Chin Hin who is a Director of KLK. Save as disclosed he has no other family relationship with any other director/major shareholder of KLK. He is deemed interested in transactions between the KLK Group and Batu Kawan Berhad group carried out in the ordinary course of business by virtue of his common directorships in these companies. As an Alternate Director, he only attends Board Meetings in the absence of Yeoh Chin Hin. In the past ten years, he has not been convicted of any offence.



Yeoh Eng Khoon

CORPORATE CALENDAR

5th OCTOBER, 2000
KLK co-sponsored the "Malaysian-British Partnership for the 21st Century" which was held in London where the Prime Minister, YAB Dato' Seri Dr Mahathir Mohamad delivered the Keynote Address.



22nd NOVEMBER, 2000
Official Opening of the 45 tn/hr Lungmanis Palm Oil Mill in Lahad Datu, Sabah by the Chairman/CEO, Dato' Lee Oi Hian.





KLK's Tanjung Malim Palm Oil Mill, was awarded the "Anugerah Industri Sawit Malaysia 1999" for achieving more than 19% Oil Extraction Rate in the Wilayah Tengah region.

28th NOVEMBER, 2000
Announcement of the Group's 4th Quarter Results together with the final and special dividends for the year ended 30th September, 2000.

29th DECEMBER, 2000
The Group announced the incorporation of a new subsidiary, namely, Melfort Corporation Sdn Bhd (now known as Acc-Enhance Sdn Bhd) as a general trading company.

21st FEBRUARY, 2001
Announcement of the Group's 1st Quarter Results for the period ended 31st December, 2000.



The Company's 28th Annual General Meeting was held at its Corporate Head Office, Wisma Taiko, Ipoh.



Visit by Rob Ditchfield, President of Crabtree & Evelyn US and Canada to KLK's Head Office at Wisma Taiko, Ipoh.

20th MARCH, 2001
Payment of a final dividend of 9 sen per share and special dividend of 5 sen per share, less 28% income tax for the financial year ended 30th September, 2000.



19th APRIL, 2001
KLK's Director, Lee Soon Hian was conferred the Darjah Dato' Paduka Mahkota Perak (D.P.M.P.) by the Sultan of Perak Darul Ridzuan which carries the title Dato' on the auspicious occasion of His Royal Highness' 73rd Birthday.

20th - 24th APRIL, 2001
KLK participated in the "Minggu Saham Amanah Malaysia 2001" organised by Permodalan Nasional Berhad held in Kota Bharu, Kelantan.



4th MAY, 2001
Crabtree & Evelyn, Melbourne Central, was awarded the prestigious "Retailer 2001 Award", Australia.





12th MAY, 2001
KLK's Batu Lintang Estate was presented with the "Anugerah Ladang Bahagia" in conjunction with Labour Day 2001 by the Prime Minister, YAB Dato' Seri Dr Mahathir Mohamad.

23rd MAY, 2001
Announcement of the Group's 2nd Quarter Results together with the interim dividend for the year ending 30th September, 2001.

The Group announced the incorporation of a new subsidiary, namely, KLK (Mauritius) International Ltd in Mauritius as an investment holding company.



6th JULY, 2001
KLK's Tanjung Malim Palm Oil Mill was awarded the "Environmental Management Systems Approval Certificate - MS ISO 14001" with regards to safeguarding the environment.





26th JULY, 2001
Cayman Winds Memento Potpourri, a new range of Crabtree & Evelyn products, won the title "Gift of the Year 2001" in Fragranced Gifts organised by Giftware Association, United Kingdom.

9th AUGUST, 2001
Payment of an interim dividend of 6 sen per share, less 28% income tax for financial year ending 30th September, 2001.

22nd AUGUST, 2001
Announcement of the Group's 3rd Quarter Results for the period ended 30th June, 2001.

5th SEPTEMBER, 2001
The Group announced the incorporation of a new subsidiary, namely, KLK Assurance (Labuan) Limited in the Federal Territory of Labuan as an offshore captive insurance company.

KLK participated in the "Investors' Week 2001" organised by the Kuala Lumpur Stock Exchange held in Kuala Lumpur.



17th SEPTEMBER, 2001
Successful commissioning of the latex concentrate plant at Mandau Rubber Factory, Duri, Sumatra, Indonesia.

21st SEPTEMBER, 2001
Official Opening of the 45 tn/hr Pinang Palm Oil Mill in Semporna, Sabah by the Executive Director, Ong Beng Kee.


"PERASMIAN PEMBUKAAN"
KILANG KELAPA SAWIT PINANG
21HB SEPTEMBER 2001

PLANTATIONS

Bornion Estate Sdn Bhd
63% (Plantation)

Fajar Palmkel Sdn Berhad
100% (Kernel crushing)

Gocoa Sdn Bhd
100% (Plantation)

Golden Peak Development Sdn Bhd
100% (Plantation)

Golden Sphere Sdn Bhd
100% (Plantation)

Golden Yield Sdn Bhd
100% (Plantation)

Kalumpang Estates Sdn Berhad
100% (Plantation)

KL-Kepong (Sabah) Sdn Bhd
100% (Milling & refining of palm products)

KL-Kepong Edible Oils Sdn Bhd
100% (Refining of palm products)

KL-Kepong Plantation Holdings Sdn Bhd
100% (Investment holding)

Gunong Pertanian Sdn Bhd
100% (Plantation)

Parit Perak Plantations Sdn Bhd
100% (Plantation)

Pinji Horticulture Sdn Bhd
100% (Cultivation of ramie)

P.T. ADEI Plantation & Industry
95% (Plantation)

P.T. KLK Agriservindo
100% (Management of plantations)

P.T. Kreasijaya Adhikarya
95% (Dormant)

P.T. Steelindo Wahana Perkasa
95% (Plantation)

Sy Kho Trading Plantation Sdn Bhd
100% (Plantation)

Sunshine Plantation Sdn Bhd
100% (Plantation)

Kulumpang Development Corporation Sdn Berhad
100% (Plantation)

Ladang Finari Sdn Bhd
100% (Plantation)

Ladang Sumundu (Sabah) Sdn Berhad
100% (Plantation)

Leluasa Untung Sdn Bhd
100% (Dormant)

Masawit Plantation Sdn Bhd
100% (Plantation)

Richinstock Sawmill Sdn Bhd
100% (Plantation)

Sabah Cocoa Sdn Bhd
70% (Plantation)

Sabah Holdings Corporation Sdn Bhd
70% (Investment holding)

Selit Plantations (Sabah) Sdn Bhd
100% (Plantation)

Sri Kunak Plantation Sdn Berhad
100% (Plantation)

Susuki Sdn Bhd
100% (Investment holding)

Axe Why Zed Sdn Bhd
100% (Plantation)

Bandar Merchants Sdn Bhd
100% (Plantation)

Segar Usaha Sdn Bhd
100% (Plantation)

Syarikat Budibumi Sdn Bhd
100% (Plantation)

Syarikat Swee Keong (Sabah) Sdn Bhd
100% (Plantation)

Taiko Plantations Sdn Berhad
100% (Management of plantations)

The Kuala Pertang Syndicate Limited
100% (Plantation)

The Shanghai Kelantan Rubber Estates (1925) Limited
100% (Plantation)

K.H. Syndicate Ltd
100% (Plantation)

Uni-Agro Multi Plantations Sdn Bhd
51% (Plantation)

PROPERTIES

KL-K Holiday Bungalows Sdn Berhad
100% (Operating holiday bungalows)

KL-Kepong Property Holdings Sdn Bhd
100% (Investment holding)

Betatechnic Sdn Bhd
100% (Property development)

Colville Holdings Sdn Bhd
100% (Property development)

KL-Kepong Complex Sdn Bhd
100% (Property development)

KL-Kepong Country Homes Sdn Bhd
100% (Property development)

KL-Kepong Property Development Sdn Bhd
100% (Property development)

KL-Kepong Property Management Sdn Bhd
100% (Property management)

Kompleks Tanjong Malim Sdn Bhd
80% (Property development)

Palermo Corporation Sdn Bhd
100% (Property development)

MANUFACTURING

KL-Kepong Industrial Holdings Sdn Bhd
100% (Investment holding)

B.K.B. Hevea Products Sdn Bhd
100% (Manufacturing of parquet flooring products)

B.K.B. Flooring Sdn Bhd
100% (Marketing of parquet flooring products)

KL-Kepong Cocoa Products Sdn Bhd
100% (Manufacturing of cocoa products)

KSP Manufacturing Sdn Bhd
96% (Manufacturing of soap noodles)

Masif Healthcare Products Sdn Bhd
100% (Manufacturing of latex examination gloves)

Masif Latex Products Sdn Bhd
100% (Manufacturing of household latex gloves)

Palmamide Sdn Bhd
88% (Manufacturing of industrial amides)

Palm-Oleo Sdn Bhd
80% (Manufacturing of oleochemicals)

Jasachem Sdn. Bhd.
100% (Investment holding)

KLK Overseas Investments Ltd
100% (Investment holding)

Standard Soap Company Limited
100% (Manufacturing of toiletries)

Beauty Basics Limited
100% (Dormant)

De Muth Limited
100% (Dormant)

KLK Cosmetics Limited
100% (Dormant)

Personality Beauty Products Limited
100% (Dormant)

Premier Soap Company Limited
100% (Dormant)

Zenithpeak Limited
100% (Dormant)

Voray Holdings Limited
55% (Investment holding)

Hubei Zhong Chang Vegetable Oil Company Limited*
60% (Edible oil refining)

Tianjin Voray Bulking Installation Co. Ltd**
50.1% (Bulking installation)

** KLK Group effective shareholding 33%*
*** KLK Group effective shareholding 37%*

CORPORATE STRUCTURE

RETAILING

CE Holdings Limited
100% (Investment holding)

Crabtree & Evelyn Holdings Limited
100% (Investment holding)

Crabtree & Evelyn Australia Pty Limited
100% (Distribution of toiletries)

Crabtree & Evelyn Canada, Inc
100% (Retailing & distribution of toiletries)

Crabtree & Evelyn Ltd
100% (Retailing & distribution of toiletries)

Crabtree & Evelyn Europe B.V.
100% (Investment holding)

Crabtree & Evelyn Deutschland GmBH
100% (Retailing & distribution of toiletries)

Crabtree & Evelyn Austria GmBH
100% (Retailing of toiletries)

Crabtree & Evelyn Espana S.A.
100% (Distribution of toiletries)

Crabtree & Evelyn Industrie S.A.
100% (Retailing, distribution & manufacturing of toiletries)

Crabtree & Evelyn (Overseas) Limited
100% (Distribution of toiletries)

Crabtree & Evelyn London S.A.
100% (Retailing of toiletries)

Crabtree & Evelyn London Limited
100% (Dormant)

Scarborough & Co Limited
100% (Dormant)

Crabtree & Evelyn (Hong Kong) Limited
100% (Retailing & distribution of toiletries)

Crabtree & Evelyn (Malaysia) Sdn Bhd
100% (Retailing of toiletries)

Crabtree & Evelyn Philippines, Inc
70% (Retailing & distribution of toiletries)

Crabtree & Evelyn (Singapore) Pte Ltd
100% (Retailing & distribution of toiletries)

Ecemex S.A. DE C.V.
62% (Retailing & distribution of toiletries)

Quillspur Ltd
100% (Investment holding)

Premier Procurement Limited
100% (Investment holding)

Acc-Enhance Sdn. Bhd.
(formerly known as Melfort Corporation Sdn. Bhd.)
100% (Sourcing of accessories)

Crabtree & Evelyn Trading Limited
100% (Manufacturing of toiletries)

Crabtree & Evelyn Shop Limited
100% (Manufacturing of jams)

Windham Toiletries Limited
100% (Distribution of toiletries)

Windham Manufacturing Limited
100% (Manufacturing of toiletries)

INVESTMENT HOLDING & OTHERS

Kepong Plantations Berhad
100% (In members' voluntary liquidation)

KL-Kepong Equity Holdings Sdn Bhd
100% (Investment holding)

Ablington Holdings Sdn Bhd
100% (Investment holding)

KL-Kepong International Ltd
100% (Investment holding)

Quarry Lane Sdn Bhd
100% (Investment holding)

KLK Assurance (Labuan) Limited
100% (Dormant)

KLK Farms Pty Limited
100% (Cereal & sheep farming)

KLK (Mauritius) International Ltd.
100% (Dormant)

KLKI Holdings Limited
100% (Investment holding)

Kuala Lumpur-Kepong Investments Limited
100% (Investment holding)

Ortona Enterprise Sdn Bhd
100% (Money lending)

Rubber Fibreboards Sdn Bhd
100% (Dormant)

ASSOCIATED COMPANIES

Applied Agricultural Research Sdn Bhd
50% (Agronomic service & research)

Beijing King Voray Edible Oil Co. Ltd ***
25% (Edible oil refining)

Clarity Crest Sdn Bhd
30% (Property investment)

Esterol Sdn Bhd
50% (Manufacturing of food esters)

Key Century Sdn Bhd
30% (Investment holding)

Kumpulan Sierramas (M) Sdn Bhd
33% (Property development)

Lembah Beringin Sdn Bhd
30% (Property development)

Malaysia Pakistan Venture Sdn Bhd
25% (Investment holding)

Pearl River Tyre (Holdings) Limited
31 % (Investment holding & manufacturing of tyres)

Tawau Bulking Installation Sdn Bhd
49% (Bulking installation)

Yule Catto & Co. plc
22% (Manufacturing & distribution of speciality & fine chemicals)

**** KLK Group effective shareholding 14%*

C O R P O R A T E   S T R U C T U R E

CHAIRMAN'S STATEMENT



Dato' Lee Oi Hian
Chairman / CEO

On behalf of the Board of Directors of the KLK Group, I am pleased to present the Annual Report for the financial year ended 30th September, 2001.

The year under review turned out to be a particularly challenging one, especially for the main revenue earner plantations sector. The much-hoped for recovery of palm oil price never really materialised and the intermittent price spurts proved to be unsustainable when faced with the continuing onslaught of bearish factors affecting the trade. As a result, both the Group's turnover and profit were seriously affected.

Group turnover declined by 8.2% to RM2.0 billion, whilst profit before tax fell by a much wider margin of 63.3% to RM106.6 million. The after-tax profit fell by 69.7% to RM61.2 million, with the result that earnings per share was reduced to 8.6 sen. In consideration of the cyclical nature of the business, your Board deemed it appropriate to recommend a final dividend of 9 sen per share less tax in addition to the interim dividend of 6 sen per share declared earlier, to make up a total payment of 15 sen per share less tax for the full year. The total sum would add up to RM76.7 million.

The fall in plantation profit was rather steep, down to RM44.4 million, a level not seen for many years past, and due primarily to the very depressed prices of palm oil and its related products. On a brighter note is the continuation of the FFB yield uptrend with double-digit percentage gains annually, and which trend will likely be maintained for the next few years, as a result of the sizeable area of palm renewals in the Peninsular estates and those of the new plantings in our Indonesian properties. This will stand us in good stead on the next price uptrend.

Encouraging results have been obtained from our first plantation venture in Indonesia. Our Belitung Complex, South Sumatra, comprising some 14,000 hectares have virtually fully matured and initial yields and oil extraction rates are up to expectations. These have given us the added confidence especially when viewed in the longer term perspective, to press ahead with the completion of the programmes at our second development complex at Pekanbaru, Riau, despite the various hiccups experienced at the local level.

Our resource based manufacturing sector produced an outstanding set of results with our oleochemicals businesses benefiting from the lower raw materials costs, marketing strategy and capacity utilisation. The profit of RM99.8 million from this group alone is unprecedented and greatly exceeds that of the core plantation sector. Further investments in debottlenecking capacities and the addition of a new fatty acid plant involving RM100 million appear well justified.

On the international front, I am pleased to report the turnaround in Crabtree & Evelyn to a profit of £1.6 million, arising from the restructuring undertaken. Yule Catto & Co. plc did not perform so well this year but with the realignment of their business to focus on speciality chemicals, profits are expected to revert to a growth path. Profits of this year have been drastically reduced by the abnormal mainly one-off exceptional charges of RM76.0 million, of which RM60.6 million arise from the Yule Catto restructuring exercise.

During the year under review, capital expenditure remains very high at RM153 million with the further build-up of our assets in the plantations and downstream activities.

PROSPECTS

Palm oil price has recovered to a certain extent and at the time of writing hovers around RM1,130 per tonne, on the expectation of a seasonal declining palm oil production and projected stock decline. The prospect of the price sustaining at this level appears bright in view of the continuing strong demand for edible oils, People's Republic of China's entry into WTO and the expected smaller increase in edible oils production.

In the aftermath of the World Trade Centre incident and the deepening global recessionary trend, the future outlook has become uncertain and the economy more fragile. Nevertheless, our Group is in a net cash position and the management is resolved to further improve our competitive edge, through our focused strategy of quality expansion in plantations and downstream activities complemented by enhancement of our marketing efforts worldwide.

APPRECIATION

On behalf of the Board of Directors I would like to record our sincere appreciation to all our management staff and employees who have worked hard and loyally, and to all shareholders for their continued support during these difficult times.

DATO' LEE OI HIAN
Chairman/CEO

10th December, 2001

Plantation Activities


Turbomiser control of leaf-eating caterpillars


Nurturing a new generation of AAR seedlings


Harvesting ripe bunches


Ripe FFB


JANGAN POTONG
BUAH
MUDA/HITAM
Emphasis on field quality


Loose fruits collection


Inspection of the newly commissioned Pinang Palm Oil Mill (Sabah)


Oil palms planted on former cocoa land (Sabah)


Newly planted oil palm at Kebun Nilo, Indonesia

PLANTATIONS

For the year under review the palm oil trade continued to be plagued by the same bearish factors carried over from last year, viz. persistent large stock overhang, high discriminating import duties against palm oil and competitive pricings of the Indonesian exports. World production of oil seeds remains buoyant with soya beans showing strong growth aided by the usage of genetically modified planting materials. The result was that palm oil prices together with the other competitive oils remained anaemic. The Government's schemes, such as burning of crude palm oil as biofuel in power generation plants and hastening the replacement of old palms past their prime, did provide some respite to the rapidly declining price trend. Nevertheless, for the year, under these difficult conditions, the best that the Group could achieve for its sales of CPO was an average price of RM824 per tonne. This compares rather poorly with last year's figure of RM1,131 per tonne.

As a consequence of such an adverse backdrop, profit from the Plantations Division took a severe hit, declining by a hefty RM82.7 million or 65% to RM44.4 million when compared with last year, with mitigation provided only by the 15% production surge in FFB and the benefits of the cost-cutting measures undertaken. Another huge dent in the profit followed the substantial sum of RM57.8 million incurred in the replanting and upkeep of the disproportionately high percentage of immature areas, principally that of oil palms, made necessary by the aggressive policy to replant not only the 1970's oil palms but also to convert those rubber areas which had become uneconomic. Collectively, the immature oil palms add up to 34,000 ha or 30% of the total oil palms composition. Viewed from the positive side, this large base of young palms will provide a strong impetus for future production growth.

This continuing upward trend is exemplified by this year's quantum jump of 200,000 tonnes FFB or 15% to reach another high of 1.6 million tonnes. Sabah's production increased by 17% to 792,300 tonnes, making it the leading region in the Group, having overtaken comfortably the Peninsular region production of 633,300 tonnes. Particularly encouraging is the more than doubled crop harvested from our Indonesian estates of 178,600 tonnes, the bulk of which came from our Belitung Complex, Indonesia where virtually the entire area of 14,000 hectares has been brought into harvesting. However, the substantial increase in crop from these young areas has the effect of diluting the Group's average FFB yield per hectare, reducing it slightly to 20.95 tonnes, but on the other hand that factor helped to raise the oil extraction rate (OER) to 19.9%.

Notwithstanding the above, profit per mature hectare for oil palms fell sharply from RM2,483 to RM1,001 due to the equally sharp fall in the commodity price and the higher start-up costs for the new areas. Past indications are that the situation will turn around quickly on a price rebound given the dual stimuli of higher yield and lower cost projections from the Sabah and Indonesian plantations.

At our ADEI Complex, Riau, Sumatra, some 1,900 hectares of oil palms from our first-phase plantings have been brought into harvesting with incremental hectareage expected yearly, considering that to-date close to 15,000 hectares have been planted or are in course of planting. Further consolidation work is in progress and pending the finalisation of the land swap involving some 4,000 hectares of reserved unplanted land, the entire Complex is expected to finish its planting programme within the next two years. In the meantime, work on the two 45-tonne per hour mills is progressing according to schedule and due for commissioning in December 2002 and March 2003 respectively.

Human Resources We Care...


SJK TAMIL LADANG TUAN MEE
SELANGOR DARUL EHSAN


Close teacher-pupil relationship


Free medical facilities


25 years' service award to Manickam


Flower-growing at housing quarters


Computer refresher course for estate staff


Going to school


IT training at Head Office


Merdeka Family Day Celebrations in Negeri Sembilan


TPSB ANNU
LUNCHEON
Long service recipients with the Chairman/CEO


LDG. PINANG
KDC sports carnival

Following closely behind on the commissioning of a new 45-tonne per hour mill in our GSSB Complex (Sabah) last year another new mill of similar capacity and design was added to the KDC Complex (Sabah). These state-of-the-art mills are proving their worth in terms of efficiency of oil extraction, low labour utilisation and production costs, and that being so the same designs are replicated in the new mills under construction in ADEI.

Arising from the heavy investment in new mills and new plantings, especially in our Indonesian properties the Group incurred a total capital expenditure of RM77.2 million for the year sourced from internal funding.

Rubber production continued with its declining trend in line with the phased programme of replacement with oil palms in the Peninsular estates. In this respect, another 1,169 hectares were replaced, leaving a total of 17,128 hectares of rubber which when added to the 5,028 hectares in our ADEI Complex, Indonesia, gives a total of 22,156 hectares or 16% of the Group's total planted area. For the year, production amounted to 23,646 tonnes, equivalent to 1,381 kg per hectare, being diluted to an extent by the lower yield in ADEI, where rubber has yet to reach its peak performance. Profit per mature hectare at RM321 remained unattractive and compared poorly to those from the oil palm area. However, with the newly commissioned latex concentrate plant at ADEI, to supplement the existing crumb rubber factory the premium grades should be able to fetch more remunerative prices.

MANUFACTURING

Continuing from the previous year's excellent performance, profits from the Group's Manufacturing Division improved further by 23.1% to RM99.8 million. The better performance was achieved on the back of lower turnover of RM805 million. For the year under review, all the companies within our resource based industries remained profitable except for the examination glove operation and our joint venture tyre business in China.

Our Oleochemicals Group benefited tremendously from the very depressed raw materials prices of palm stearin, crude palm oil and palm kernel oil. Together with the high capacity utilisation and earlier successful debottlenecking exercises done, the environment was ideal for our oleochemicals businesses. **Palm-Oleo** is currently embarking on a RM100 million third phase fatty acid plant expansion thus being targeted for August 2002 commissioning. However, with many new players entering the industry, we do foresee fatty acid to be a competitive commodity chemical. Glycerine prices affected by the numerous biodiesel plants are already at a depressed level. Nevertheless, Palm-Oleo will be focussing on our technological advantage, economic scale of operation, our well established marketing network and product quality in this competitive arena.

Our oleochemicals derivatives business also assisted Palm-Oleo, as it collectively consumes some 36% of Palm-Oleo production. Both the production plants for EBS, the plastic additive and for soap noodles ran at record levels, exceeding again the designed capacities. Continued concern over the BSE issue which also hastened the conversion from tallow to vegetable based soaps, contributed to our excellent performance. **Esterol**, our joint venture with ICI Quest benefited from the introduction of new ranges of food emulsifiers and already, there is a capacity constraint. On-going debottlenecking exercise will increase the plant capacity by 25% by March 2002.



State-of-the art equipment for examination gloves


KLK
COCOA LIQUOR
POWDER
TYPE
OF MALAYSIA

Cocoa products



Wrapping of parquet boards for export



Loading timber for pressure treatment



DCS process control and monitoring at Palm-Oleo



In-process monitoring


CAUTION
PACKAGING

Bulk loading of soap noodles for export

Manufacturing Activities



Oleochemical Complex

KL-Kepong Cocoa Products continued to perform well with improvements in its operating capacity and efficiency helping the company to register a pre-tax profit of RM9.1 million for the financial year. The implementation of an on-going self improvement programme has enabled the plant to operate at a higher throughput resulting in lower unit processing cost. To counter the threat of reduction in profit margins due to decline in product prices and lower worldwide consumption, the company will strive to improve further on its operating efficiency and minimisation of waste. The company was awarded the Hazard Analysis and Critical Control Point ("HACCP") certification from the Ministry of Health, Malaysia in August 2001. Such certification has given the company another competitive edge as many international authorities such as the FDA, USDA, CODEX, Government Agencies and leading food manufacturers are making HACCP mandatory for food safety recognition.

Our two operations in the People's Republic of China, remained profitable albeit with reduced margins due to keen competition and reduced import quotas. With new competitors coming onto the scene in early 2002, we foresee keener competition for our bulking business under the **Tianjin Bulking Installation.**

Standard Soap in UK has maintained its turnover, but with reduced profitability at almost break even level. In order to improve on its production efficiency, the company has recently reorganised its major soap production unit.

BKB Hevea Products posted a profit before tax of RM5.28 million for the financial year which was 27.7% lower than the profit a year ago. The outlook for the global economy remains bearish and we expect a very challenging year ahead. Margins are expected to be tight due to price pressure mainly from cheaper products coming out from Eastern Europe and China. The introduction of the Euro in January 2002 will most likely lead to more transparent pricing throughout the Euro zone as consumers will then be able to compare prices more easily. At the operations level, various measures on cost cutting and productivity enhancement are carried out to reduce our operating costs. The company achieved its MS ISO 9002 status in 1999 and is in the process of upgrading its status to the 2000 series by mid 2002.

Masif Healthcare Products incurred further losses despite higher sales volume. The reasons for the higher loss are the continuing drop in the selling price of latex examination gloves worldwide in the face of oversupply. In response to rapidly declining market demand for beadless glove, Masif closed its high speed line. Our production for beaded glove is enhanced with the addition of another production line. Despite the recent Anthrax scare,the oversupply situation will likely to persist with some key players expanding their production capacities to realise further cost reduction in response to low selling prices. The household glove operation in **Masif Latex Products**, despite having made a small profit for the year, will face stiffer competition from lower priced gloves manufactured in Sri Lanka and China.

Our 30.5% associate, **Pearl River Tyre (Holdings) Limited**, Australia, which invests in the manufacture of bias tyres in China suffered losses due to poor demand and difficult market conditions. However, in recent months the company has managed to turnaround after a major exercise involving manpower down sizing, strict credit control and aggressive marketing. However, bias tyres are disadvantaged by a 10% consumption tax from which radial tyres are exempt.


CRABTREE & EVELYN
GARDENERS
Hand Therapy
GARDENERS
Carrot
Soap
GARDENERS
Lettuce
Soap
Cayman Winds
Pink
Grapefruit
Marmalade
English
country
Shortbread
Fruit and
Almond
Biscuits
Mango
Chutney
Rosewater
Bath & Shower Gel
300 ml ℮ 10.1 FL OZ

New storefront design, St Louis, Missouri, USA


Minocycline Tablets BP
Patient pack
28 tablets
100mg
PHARMACEUTICALS
Minocycline Tablets BP
Patient pack
28 tablets
50mg
Cimehexal 200
CIMETIDINE MERCK
60 COMPRIMÉS
Voie orale
ranitidina cinfa
300 mg E.F.G.

Yule Catto's diverse pharmaceutical range



High precision test equipment to ensure quality and reliability

Yule Catto


Harco
85
DAF
N579 LFR

Delivery of high quality dispersion



State-of-the-art computer process control at Stallingborough, UK

RETAILING

Crabtree & Evelyn has achieved an encouraging turnaround to a profit before tax of £1.6 million versus a loss of £6.3 million last year. Turnover increased 11.9% to £99.6 million. Significant improvements were achieved in the major operating regions, USA, UK, Canada, Australia and the Far East. Restructuring measures, through reduction of costs, reorganisation, better value spending coupled with higher sales were the reasons for this turnaround.

Two new lines, Cayman Winds and Azzemour were well received. These lines are the first fragrances in our exotics range, inspired by the exciting regions of district culture, heritage and tradition. In addition, the company's best selling product, Gardeners Hand Therapy, was extended into four additional fragrances.

There has been an increase in the number of Crabtree & Evelyn retail stores worldwide and plans are in place to renovate the existing older stores in our major market, the US, to bring them to current design standards for brand recognition and to improve on the current sales. In line with this, advertising campaigns have been instituted for both the US and UK markets.

There remains great opportunity to substantially increase turnover and brand recognition in all our markets.

OTHER INVESTMENT

Yule Catto & Co. plc, our major associate, was impacted by a significant rise in raw material costs plus interruption of supply of a key chemical to its fragrance company in Holland. A decisive restructuring was initiated across the group to eliminate underperforming and loss making activities and provide greater focus on growth opportunities in speciality chemicals. All of this resulted in a lower contribution to operating profit of RM34 million, down 43.7% on the previous year.

Supplies have been re-established to the Dutch operation and raw material prices have fallen sharply, providing a much brighter outlook. In August, Yule Catto gained full control of the Harlow Chemical Company by acquiring the 50% of the equity owned by Clariant, enabling the creation of a world class water-based polymer business. The construction of a RM100 million synthetic latex plant in Kluang, Johor is at an advanced stage and will provide, for the first time, local supplies of nitrile latex for the S.E. Asian glove dipping industry.

10th December, 2001.

STATEMENT ON CORPORATE GOVERNANCE

The Malaysian Code on Corporate Governance ("the Code") formalised in March 2000 and made mandatory with effect from June, 2001 for public-listed companies to follow, marks a milestone in the corporate scene in the country. The Code sets out the principles and best practices for adoption in an effort to raise standards of corporate governance in the country.

BOARD OF DIRECTORS

An effective Board sets the policies which will enable them to lead and guide the Company to achieve its goals. The Board currently has eleven substantive members and one Alternate Director. Of the 11, there are three Executive Directors and the balance are Non-Executives. The Independent Non-Executive Directors are Charles Letts, YM Tengku Robert Hamzah and Maj-Gen (R) Dato' Dr. Mahmood B Sulaiman. The independent status of certain Directors will be known once the Kuala Lumpur Stock Exchange has clarified on their status. Together, the Directors bring a diverse range of business acumen and financial experience needed to lead a large multinational company. A brief profile of each Director is presented on pages 6 to 9.

For the financial year ended 30th September, 2001, the Board held 4 meetings. Details of the meetings are as follows:-

Date of Board Meeting	Hour	Place
28th November, 2000	9.00 a.m.	Subang, Selangor
21st February, 2001	9.00 a.m.	Ipoh, Perak
16th May, 2001	10.00 a.m.	Subang, Selangor
22nd August, 2001	10.00 a.m.	Ipoh, Perak

Directors' attendance to these meetings can be found in the Profiles of Directors on pages 6 to 9.

At these meetings, strategies and performance of the Company are being reviewed and evaluated in light of any changing circumstances whether economic, social or political. Although all the Directors have an equal responsibility for the Company's operations, the role of the Independent Non-Executive Directors is important to ensure that strategies formulated or major transactions proposed by management are amply discussed taking into account the interests not only of the Group but also the shareholders, employees, customers, suppliers, environment and community at large.

In discharging its fiduciary duty, the Board is assisted by the following Board Committees, namely the Audit Committee, the Nomination Committee and the Remuneration Committee. The terms of reference of each Committee have been approved by the Board and comply with the recommendations of the Code.

AUDIT COMMITTEE

The composition and terms of reference of this Committee together with its report are presented on pages 29 to 30 of the Annual Report.

NOMINATION COMMITTEE

The Committee, formed on 16th May, 2001, is responsible for recommending the right candidate with the necessary skill, experience and competencies to be filled in the Board. The Committee is also responsible for assessing the performance of each existing Director. The members of the Nomination Committee are as follows:-

Yeoh Chin Hin *(Chairman)*
Dato' Lee Hau Hian
Tan Sri Dato' Thong Yaw Hong

REMUNERATION COMMITTEE

This Committee was set up in March, 1994 before the introduction of the Code. It is responsible for developing the remuneration policy for the plantation sector and of late also the manufacturing sector of the Group. The Committee's remuneration package for senior management and that for the Executive Directors are subject to the approval of the Board and in the case of Directors' fees including Board Committees' fees, the approval of the shareholders. The members of the Remuneration Committee, all of whom are Non-Executive Directors, are as follows:-

R.M. Alias *(Chairman)*
Yeoh Chin Hin
Maj-Gen (R) Dato' Dr. Mahmood B Sulaiman

DIRECTORS' REMUNERATION

The Company pays its Directors annual fees which was last revised in 1999 and approved annually by the shareholders. In addition, members to Board Committees are paid a meeting allowance for each meeting they attend.

The appropriate Directors' remuneration paid or payable or otherwise made available from the Company and its subsidiary companies during the financial year are as follows:-

(a) Aggregate remuneration of Directors categorised into appropriate components:-

	Fees RM'000	Salaries RM'000	Bonus RM'000	Benefits-In-Kind RM'000	Other Emoluments RM'000	Total RM'000
Executive Directors	185	1,147	307	68	797	2,504
Non-Executive Directors	506	-	-	-	5	511

(b) The number of Directors of the Company whose total remuneration falls within the following bands:-

	Number of Directors	
Range of remuneration	**Executive**	**Non-Executive**
RM50,001 to RM100,000	-	8
RM250,001 to RM300,000	1	-
RM600,001 to RM650,000	1	-
RM700,001 to RM750,000	1	-
RM900,001 to RM950,000	1	-

There are no contracts of service between any Director and the Company or its subsidiaries having an unexpired term of more than one year, except for the Chairman/CEO and an Executive Director, Ong Beng Kee. The contracts with the Chairman/CEO and the Executive Director, Ong Beng Kee will expire on 19th December, 2003 and 30th September, 2003 respectively.

RE-ELECTION OF DIRECTORS

In accordance with the Company's Articles of Association, all newly appointed Directors are subject to re-election by the shareholders at the first Annual General Meeting after their appointments. No new appointment was made for the year ended 30th September, 2001.

In accordance with the Articles of Association, one third of the existing Directors are required to retire by rotation at the Annual General Meeting held annually. Directors due to retire by rotation at the forthcoming Annual General Meeting are shown on page 2 of the Notice of Meeting (Ordinary Resolutions 3 and 4).

Directors over seventy years old are required to submit themselves for re-appointment annually in accordance to Section 129(6), Companies Act, 1965. Directors seeking re-appointment under this Section at the forthcoming Annual General Meeting are shown on page 2 of the Notice Of Meeting (Ordinary Resolutions 5, 6, 7 and 8).

SUPPLY OF INFORMATION TO BOARD MEMBERS

Board Meetings are structured with a pre-set agenda. Board papers for the Agenda are circulated to Directors well before the meeting date to give Directors time to delibrate on the issues to be raised at the meeting. Monthly reports on the financial performance of the Company and Group are also circulated to the Directors for their views and comments.

At other times, Directors have direct access to the Senior Management and the services of the Company Secretaries. Directors especially newly appointed ones, are encouraged to visit the Group's operating centres to familiarise themselves with the operations of the Group.

Todate, all the Directors have attended and completed the Mandatory Accreditation Programme (MAP) conducted by the Research Institute of Investment Analysis Malaysia (RIIAM), an affiliate company of Kuala Lumpur Stock Exchange.

RELATIONS WITH SHAREHOLDERS AND INVESTORS

The Board encourages shareholders' active participation at the Company's Annual General Meeting and endeavours to ensure all Board Members are in attendance. The Auditors are also present in the Company's Annual General Meeting.

In addition, the Company makes various announcements through the Stock Exchanges, in particular the timely release of the quarterly results within two months from the close of a particular quarter. Summaries of the interim and the full year's results are advertised in the local newspapers and copies of the full announcement are supplied to the shareholders and members of public upon request. Members of the public can also obtain the full financial results and the Company's announcements from the KLSE website.

The Board has appointed R.M. Alias as the Senior Non-Executive Director to whom shareholders can address their concerns. At all times, shareholders may contact the Company Secretaries for information.

Various dialogues/presentations are held periodically with investors and analysts. For the financial year ended 30th September, 2001, the Company also participated in the Investors Week organised by KLSE and the Minggu Saham Amanah Malaysia organised by Permodalan Nasional Berhad where potential investors and members of the public can obtain information on the Company's business and performance.

FINANCIAL REPORTING

The Board takes responsibility for presenting a balanced and understandable assessment of the Group's operations and prospects each time it releases its quarterly and annual financial statements to shareholders. The Audit Committee reviews the information to be disclosed to ensure its accuracy and adequacy.

INTERNAL CONTROLS

The Directors recognise their ultimate responsibility for the Group's system of internal controls and the need to review its effectiveness regularly in order to safeguard the Group's assets and therefore shareholders' investments in the Group. This system, by its nature, can only provide reasonable but not absolute assurance against misstatement, frauds or loss.

At this juncture, the Board is of the view that the current system of internal controls in place throughout the Group is sufficient to safeguard the Group's interest.

The Board and management are currently undertaking a formal approach towards risk management and working towards complying with the guidance issued by the relevant authorities.

RELATIONSHIP WITH THE AUDITORS

The role of the Audit Committee in relation to the external auditors is spelt out on pages 29 to 30.

COMPLIANCE WITH THE CODE

Save as disclosed below, the Group has substantially complied with the Principles and Best Practices of the Code:-

(a) The composition of the Audit Committee and the Nomination Committee may have to be restructured once the KLSE has clarified the independent status of certain Directors.

(b) The Board is mindful of the dual roles held by the Chairman/CEO but is of the view that there are sufficient independent-minded Directors on the Board with wide boardroom experience to provide the necessary check and balance. Besides, the Board has also developed over the years a clearly defined framework including the formation of various Board Committees to discuss and decide on policy matters and related issues on a regular basis. The Chairman/CEO as a rule abstains from all deliberations and voting on matters which he is directly or deemed interested. All related party transactions involving him are dealt with in accordance with the KLSE Listing Requirements.

(c) Although the Group has in place an effective internal control system, steps are being taken to formalise the existing process in which risks are being identified, assessed and reviewed so that they will be embeded into the Group's business.

DIRECTORS' RESPONSIBILITY STATEMENT

In respect of the preparation of the audited financial statements, the Directors are required by the Companies Act, 1965 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group and their results and cash flows for that year. In preparing the financial statements for the financial year ended 30th September, 2001, the Directors have:-

- used appropriate accounting policies and applied them consistently;
- made judgements and estimates that are reasonable and prudent;
- stated whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for ensuring that proper accounting records are kept and which disclose with reasonable accuracy the financial position of the Company and Group and to enable them to ensure that the financial statements comply with the Companies Act, 1965. They have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company, to prevent and detect fraud and other irregularities.

13th December, 2001

E N V I R O N M E N T A L   P O L I C Y

ENVIRONMENTAL POLICY

We are committed to keep our environment clean, safe and healthy.

We will continue to promote greater environmental awareness in our daily activities.

Preservation of the environment is the responsibility of everybody in the Company.

Q U A L I T Y   P O L I C Y

QUALITY POLICY

Our commitment is towards quality at a consistently high level.

We emphasise on quality of products, service and competitive pricing to meet consumers' requirement.

We will remain innovative and adopt new technologies to cater for changing needs.

Quality improvement is the responsibility of every employee.

AUDIT COMMITTEE

MEMBERS

Yeoh Chin Hin - Chairman
(Non-Independent Non-Executive Director)

YM Tengku Robert Hamzah
(Independent Non-Executive Director)

Datuk Abdul Rahman bin Mohd. Ramli
(Non-Independent Non-Executive Director and MIA Member)

SECRETARIES

J. C. Lim
Fan Chee Kum

TERMS OF REFERENCE

The Audit Committee was established in 1993.

The establishment of the Audit Committee will ensure a more effective corporate governance especially in relation to the internal and external audit functions within the Group. The terms of reference of the Audit Committee are as follows:-

(a) To consider and recommend the appointment of the external auditors, the audit fee and any questions of resignation or dismissal;

(b) To discuss with the external auditors before the audit commences, the nature and scope of the audit, and ensure co-ordination when more than one audit firm is involved;

(c) To review the quarterly and year-end financial statements of the Company and Group, focusing particularly on:
- Any changes in accounting policies and practices;
- Significant adjustments arising from the audit;
- The going concern assumption;
- Compliance with accounting standards and other legal requirements.

(d) To discuss problems and reservations arising from the final audit, and any matter the auditors may wish to discuss (in the absence of management where necessary);

(e) To review the external auditors' management letter and management's response;

(f) In relation to the internal audit function:
- review the adequacy of the scope, functions and resources of the internal audit function, and that it has the necessary authority to carry out its work;
- review the internal audit programme and results of the internal audit process and where necessary ensure that appropriate action is taken on the recommendations of the internal audit function;
- review any appraisal or assessment of the performance of members of the internal audit function;
- approve any appointment or termination of senior staff members of the internal audit function;
- inform itself of resignations of internal audit staff members and provide the resigning staff member an opportunity to submit his reasons for resigning.

(g) To consider any related party transactions that may arise within the Company or Group;

(h) To consider the major findings of internal investigations and management's response;

(i) To consider other topics as defined by the Board.

INTERNAL AUDIT FUNCTION

The function of the Internal Audit Department is independent of the activities carried out by the various operating units within the Group. The Internal Audit Department undertakes the internal audit functions of reviewing the operating units' compliance with internal control procedures; ascertaining that the Company's and Group's assets are safeguarded and accounted for and carrying out investigations and special reviews from time to time as requested by the Management. Audit reports issued to the respective operating units incorporating the findings and recommendations on the systems and control weaknesses noted in the course of the audit and the Management's response thereto are extended to the Audit Committee to appraise and review.

MEETINGS

During the financial year ended 30th September, 2001, the Audit Committee held five meetings as scheduled to conduct and discharge its functions in accordance with the Terms of Reference mentioned in the previous page. All members of the Audit Committee were present during these meetings.

ACTIVITIES

The following activities were carried out by the Audit Committee during the year under review:-

(a) Reviewed the quarterly financial statements and Annual Report of the Group prior to presentation for the Board's approval.

(b) Reviewed the related party transactions that had arisen within the Company or the Group.

(c) Considered the appointment of external auditors and their request for increase in audit fees.

(d) Reviewed with the external auditors their audit plan prior to commencement of audit.

(e) Discussed and reviewed the Group's financial year end statements with the external auditors including issues and findings noted in the course of the audit of the Group Financial Statements.

(f) Reviewed and discussed with the external auditors their evaluation of the system of internal controls of the Group.

(g) Reviewed and discussed the external auditors' management letter to the respective companies of the Group containing the major findings during the course of their year end audit and the management's response.

(h) Reviewed and appraised the audit reports submitted by the Internal Auditors. The audit reports covered all business sectors of the Group incorporating the audit findings and recommendations on the systems and controls weaknesses noted during the course of the audit.

The Committee also appraised the adequacy of actions and remedial measures taken by the Management in resolving the audit issues reported and recommended further improvement measures.

(i) Reviewed the shift in recent audit focus from compliance based to the risk based approach. In this context, internal audit was required to assess the effectiveness of the existing internal control system in anticipation of potential risks and consider a new audit approach thereon.

FINANCIAL STATEMENTS

REPORT OF THE DIRECTORS

The Directors of Kuala Lumpur Kepong Berhad have pleasure in submitting their Report together with the audited financial statements of the Group consisting of the Company and its subsidiaries and of the Company for the year ended 30th September, 2001.

PRINCIPAL ACTIVITIES

The Company carries on the business of producing and processing palm products, natural rubber and cocoa on its plantations. The Group's subsidiary and associated companies are involved in the business of plantation, manufacturing, retailing, property development and investment holding. There have been no significant changes in the nature of these activities during the year ended 30th September, 2001.

RESULTS

	Group RM '000	Company RM '000
Profit before taxation	106,559	105,190
Taxation	(29,837)	(27,958)
Profit after taxation	76,722	77,232
Minority interests	(15,522)	-
Net profit for the year	61,200	77,232
Unappropriated profit brought forward	1,308,174	698,814
Profit available for appropriation	1,369,374	776,046
Appropriations:-		
Interim dividend of 6 sen gross per share, less income tax, paid on 9th August, 2001	30,680	30,680
Proposed final dividend of 9 sen gross per share, less income tax	46,020	46,020
Transfer to reserves	1,043	820
	77,743	77,520
	1,291,631	698,526
Share of associated company's reserves	12,530	-
Unappropriated profit carried forward	1,304,161	698,526

DIVIDENDS

The amounts paid or declared by way of dividend by the Company since the end of the previous financial year were:-

(i) a final dividend of 9 sen gross per share, less 28% income tax, amounting to RM46,020,000 in respect of the year ended 30th September, 2000 was paid on 20th March, 2001, as proposed in last year's report;

(ii) a special dividend of 5 sen gross per share, less 28% income tax, amounting to RM25,566,000 in respect of the year ended 30th September, 2000 was paid on 20th March, 2001, as proposed in last year's report;

(iii) an interim dividend of 6 sen gross per share, less 28% income tax, amounting to RM30,680,000 in respect of the year ended 30th September, 2001 was paid on 9th August, 2001.

The Directors recommend the payment of a final dividend of 9 sen gross per share, less 28% income tax totalling RM46,020,000 for the year ended 30th September, 2001 which, subject to approval at the Annual General Meeting of the Company, will be paid on 4th March, 2002 to shareholders on the Company's register of members at the close of business on 5th February, 2002.

RESERVES AND PROVISIONS

All material transfers to and from reserves and provisions during the financial year have been disclosed in the financial statements.

ISSUED AND PAID-UP CAPITAL

During the financial year, the Company has not made any purchase of its own shares or re-sale of the treasury shares since the fresh mandate for the share buy back scheme approved by the shareholders of the Company at the Annual General Meeting ("AGM") held on 21st February, 2001. Details of the shares bought back and retained as treasury shares in the last financial year ended 30th September, 2000 are as follows:-

Month	No. of shares bought back	Highest price paid per share RM	Lowest price paid per share RM	Average price paid per share RM	Total Consideration RM '000
Held As Treasury Shares					
Purchased in February, 1999	1,208,000	5.90	5.10	5.58	6,823
Purchased in March, 1999	1,131,000	5.25	4.72	4.86	5,559
	2,339,000				12,382

The mandate given by the shareholders will expire at the forthcoming AGM and an ordinary resolution will be tabled at the AGM for shareholders to grant a fresh mandate for another year.

DIRECTORS OF THE COMPANY

Directors who served since the date of the last report are shown on page 5.

In accordance with the Company's Articles of Association, R.M. Alias and Dato' Lee Soon Hian retire by rotation from the Board at the forthcoming Annual General Meeting, and being eligible, offer themselves for re-election.

Yeoh Chin Hin, Charles Letts, Maj-Gen (R) Dato' Dr. Mahmood B Sulaiman and Tan Sri Dato' Thong Yaw Hong retire at the forthcoming Annual General Meeting pursuant to Section 129(2) of the Companies Act, 1965, and resolutions will be proposed for their re-appointments as Directors under the provision of Section 129(6) of the said Act to hold office until the conclusion of the following Annual General Meeting of the Company.

DIRECTORS' SHAREHOLDINGS

Details of the Directors' shareholdings in the Company of those who were directors at year end as recorded in the Register of Directors' Shareholdings are as follows:-

	Number of Shares of RM1 each				
Name	**Balance at 1.10.2000**	**Bought**	**Sold**	**Balance at 30.9.2001**	**% of Issued Share Capital#**
Dato' Lee Oi Hian					
- held directly	48,000	-	-	48,000	0.01
- deemed interested	320,908,896	2,142,000	3,014,000	320,036,896	45.06
Yeoh Chin Hin					
- held directly	1,050,000	-	-	1,050,000	0.15
- deemed interested	80,000	-	-	80,000	0.01
Charles Letts					
- held directly	456,000	-	-	456,000	0.06
- deemed interested	-	-	-	-	-
YM Tengku Robert Hamzah					
- held directly	73,000	-	-	73,000	0.01
- deemed interested	170,000	-	-	170,000	0.02
R. M. Alias					
- held directly	225,000	-	-	225,000	0.03
- deemed interested	-	-	-	-	-
Dato' Lee Hau Hian					
- held directly	55,500	-	-	55,500	0.01
- deemed interested	320,908,896	2,142,000	3,014,000	320,036,896	45.06
Tan Sri Dato' Thong Yaw Hong					
- held directly	34,000	26,000	-	60,000	0.01
- deemed interested	40,500	-	-	40,500	0.01
Dato' Lee Soon Hian					
- held directly	61,000	-	61,000	-	-
- deemed interested	320,908,896	2,142,000	3,014,000	320,036,896	45.06
Yeoh Eng Khoon (alternate to Yeoh Chin Hin)					
- held directly	240,000	-	-	240,000	0.03
- deemed interested	2,063,000	10,000	-	2,073,000	0.29

Based on 710,177,128 shares excluding 2,339,000 treasury shares.

Other than the abovementioned Directors, no other Director in office at the end of the year held any shares in the Company.

Except for Dato' Lee Hau Hian who holds 358,668 shares in the Company as a bare trustee, none of the other Directors has any non-beneficial interest in the shares of the Company during the financial year.

Dato' Lee Oi Hian's, Dato' Lee Hau Hian's and Dato' Lee Soon Hian's deemed interests in the shares of the Company increased by 409,000 shares and Tan Sri Dato' Thong Yaw Hong's direct interest in the shares of the Company increased by 10,000 shares between 30th September, 2001 and 5th December, 2001. Except for the aforesaid, there were no changes notified by the Directors in any of their direct or deemed interest in the share capital of the Company during the period.

By virtue of their deemed interests in the shares of the Company, Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are deemed to have an interest in the shares of the subsidiaries of the Company to the extent of the Company's interest in the respective subsidiaries as disclosed under Note 31 on the financial statements.

No other Director in office has any beneficial interest in the shares of related corporations of the Company during the financial year.

DIRECTORS' BENEFITS

Since the end of the previous financial year, no Director of the Company has received nor become entitled to receive any benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by Directors shown in the Group financial statements, or of a related company) by reason of a contract made by the Company or a related company with a Director or with a firm of which the Director is a member, or with a company in which the Director has a substantial financial interest, except for any deemed benefits that may accrue to certain Directors by virtue of normal trading transactions by the Group and the Company with related parties as disclosed under Note 27 on the financial statements.

There were no arrangements during and at the end of the year which the Company was a party to which had the object of enabling Directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate.

OTHER STATUTORY INFORMATION

Before the financial statements of the Group and of the Company were made out, the Directors took reasonable steps to ascertain that:-

(i) all known bad debts have been written off and adequate provision made for doubtful debts; and

(ii) all current assets have been stated at the lower of cost and net realisable value.

At the date of this report, the Directors of the Company are not aware of any circumstances:-

(i) that would render the amount written off for bad debts, or the amount of the provision for doubtful debts, in the Group and Company, inadequate to any substantial extent; or

(ii) that would render the values attributed to the current assets in the Group and Company financial statements misleading; or

(iii) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(iv) not otherwise dealt with in this report or the financial statements, that would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report there does not exist:-

(i) any charge on the assets of the Group or of the Company which has arisen since the end of the financial year and which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent liability or other liability of any company in the Group has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which in the opinion of the Directors will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due other than that disclosed under Note 30 on the financial statements.

In the opinion of the Directors, the results of the operations of the Group and of the Company for the financial year ended 30th September, 2001 have not been substantially affected by any item, transaction or event of a material and unusual nature other than the exceptional items disclosed under Note 7 on the financial statements, nor have any such item, transaction or event occurred in the interval between the end of that financial year and the date of this report.

AUDITORS

The retiring auditors, Messrs. KPMG, have indicated their willingness to accept re-appointment.

On Behalf of the Board

YEOH CHIN HIN
(Director)

ONG BENG KEE
(Executive Director)

Ipoh, Perak Darul Ridzuan,
Malaysia.

13th December, 2001.

INCOME STATEMENTS

for the year ended 30th September, 2001

		Group		Company	
		2001	2000	**2001**	2000
	Note	**RM '000**	RM '000	**RM '000**	RM '000
Revenue	2	**2,041,614**	2,224,096	**332,418**	430,852
Operating profit	3	**158,591**	187,072	**104,370**	169,710
Finance cost	4	**(3,935)**	(6,482)	**-**	-
Exceptional items	7	**(80,515)**	48,513	**820**	21,098
Share of profits of associated companies		**32,418**	60,976	**-**	-
Profit before taxation		**106,559**	290,079	**105,190**	190,808
Tax expense	8	**(29,837)**	(73,926)	**(27,958)**	(14,394)
Profit after taxation		**76,722**	216,153	**77,232**	176,414
Minority interests		**(15,522)**	(14,273)	**-**	-
Net profit for the year		**61,200**	201,880	**77,232**	176,414
		Sen	Sen	**Sen**	Sen
Earnings per share	9	**8.6**	28.4	**10.9**	24.8
Dividends per share - 15 sen (2000: 20 sen) gross less 28% income tax	10	**10.8**	14.4	**10.8**	14.4

The notes set out on pages 43 to 67 form an integral part of, and should be read in conjunction with, these financial statements.

BALANCE SHEETS

at 30th September, 2001

		Group		Company	
		2001	2000	**2001**	2000
	Note	**RM '000**	RM '000	**RM '000**	RM '000
PROPERTY, PLANT AND EQUIPMENT	11	**1,992,330**	1,952,874	**642,836**	646,529
PROPERTY DEVELOPMENT	12	**69,711**	68,907	**-**	-
SUBSIDIARY COMPANIES	13	**-**	-	**899,631**	845,273
ASSOCIATED COMPANIES	14	**510,393**	581,674	**94,675**	94,675
OTHER INVESTMENTS	15	**83,440**	89,175	**652**	652
INTANGIBLE ASSETS	16	**18,772**	19,928	**-**	-
GOODWILL ON CONSOLIDATION		**16,687**	14,929	**-**	-
		2,691,333	2,727,487	**1,637,794**	1,587,129
CURRENT ASSETS					
Inventories	17	**366,498**	328,446	**17,341**	14,940
Trade receivables	18	**149,107**	161,009	**3,886**	3,847
Other receivables, deposits and prepayments	19	**104,365**	91,272	**61,683**	31,328
Cash and cash equivalents	20	**426,759**	441,782	**140,872**	286,120
Amount owing by subsidiary companies	13	**-**	-	**1,235,103**	1,199,530
Amount owing by associated companies	14	**60**	1,455	**60**	60
		1,046,789	1,023,964	**1,458,945**	1,535,825
Less:-					
CURRENT LIABILITIES					
Trade payables		**88,471**	83,934	**2,580**	2,586
Other payables	21	**113,931**	114,854	**29,304**	32,161
Taxation		**9,929**	8,856	**-**	-
Borrowings	22	**112,737**	91,040	**-**	-
Finance leases	23	**117**	250	**-**	-
Amount owing to subsidiary companies	13	**-**	-	**98,095**	116,530
Proposed dividends		**46,020**	71,586	**46,020**	71,586
		371,205	370,520	**175,999**	222,863
NET CURRENT ASSETS		**675,584**	653,444	**1,282,946**	1,312,962
		3,366,917	3,380,931	**2,920,740**	2,900,091
Financed by:-					
SHARE CAPITAL	24	**712,516**	712,516	**712,516**	712,516
RESERVES	25	**2,529,870**	2,550,805	**2,190,969**	2,190,791
		3,242,386	3,263,321	**2,903,485**	2,903,307
Less: COST OF TREASURY SHARES		**12,382**	12,382	**12,382**	12,382
SHAREHOLDERS' EQUITY		**3,230,004**	3,250,939	**2,891,103**	2,890,925
MINORITY INTERESTS		**109,512**	103,590	**-**	-
LONG TERM AND DEFERRED LIABILITIES					
Deferred taxation	26	**15,465**	14,250	**22,500**	2,150
Provision for retirement benefits		**10,475**	10,036	**7,137**	7,016
Finance leases	23	**207**	355	**-**	-
Borrowings	22	**1,254**	1,761	**-**	-
		27,401	26,402	**29,637**	9,166
		3,366,917	3,380,931	**2,920,740**	2,900,091

The notes set out on pages 43 to 67 form an integral part of, and should be read in conjunction with, these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 30th September, 2001

	Share capital RM '000	Capital reserve RM '000	Revaluation reserve RM '000	Capital redemption reserve RM '000	Exchange fluctuation reserve RM '000	General reserve RM '000	Revenue reserve RM '000	Treasury shares RM '000	Total RM '000
At 1st October, 1999	712,516	1,278,892	53,345	285	80,483	14,337	1,090,903	(12,382)	3,218,379
Share of reserves of associated companies	-	(150,104)	-	-	-	-	150,158	-	54
Transfer from revenue reserve to capital reserve and exchange fluctuation reserve	-	170	-	-	617	-	(787)	-	-
Arising from redemption of redeemable preference shares	-	-	-	4,900	-	-	(4,900)	-	-
Currency translation differences	-	(218)	-	-	(66,890)	-	-	-	(67,108)
Net gains/(losses) not recognised in the income statement	-	(150,152)	-	4,900	(66,273)	-	144,471	-	(67,054)
Net profit for the year	-	-	-	-	-	-	201,880	-	201,880
Dividends paid and proposed (Note 10)	-	-	-	-	-	-	(102,266)	-	(102,266)
Transfer from revenue reserve to capital reserve	-	26,814	-	-	-	-	(26,814)	-	-
At 30th September, 2000	**712,516**	**1,155,554**	**53,345**	**5,185**	**14,210**	**14,337**	**1,308,174**	**(12,382)**	**3,250,939**
Share of reserves of associated companies	-	**(4,615)**	-	-	-	-	**12,530**	-	**7,915**
Arising from redemption of redeemable preference shares	-	-	-	**1,500**	-	-	**(1,500)**	-	-
Currency translation differences	-	-	-	-	**(13,350)**	-	-	-	**(13,350)**
Net gains/(losses) not recognised in the income statement	-	**(4,615)**	-	**1,500**	**(13,350)**	-	**11,030**	-	**(5,435)**
Net profit for the year	-	-	-	-	-	-	**61,200**	-	**61,200**
Dividends paid and proposed (Note 10)	-	-	-	-	-	-	**(76,700)**	-	**(76,700)**
Transfer from capital reserve to revenue reserve	-	**(457)**	-	-	-	-	**457**	-	-
At 30th September, 2001	**712,516**	**1,150,482**	**53,345**	**6,685**	**860**	**14,337**	**1,304,161**	**(12,382)**	**3,230,004**

The notes set out on pages 43 to 67 form an integral part of, and should be read in conjunction with, these financial statements.

STATEMENT OF CHANGES IN EQUITY OF THE COMPANY

for the year ended 30th September, 2001

	Share capital RM '000	Capital reserve RM '000	Revaluation reserve RM '000	Capital redemption reserve RM '000	Exchange fluctuation reserve RM '000	General reserve RM '000	Revenue reserve RM '000	Treasury shares RM '000	Total RM '000
At 1st October, 1999	712,516	1,330,554	38,336	285	90,608	14,337	645,764	(12,382)	2,820,018
Realised gain	-	-	-	-	(596)	-	-	-	(596)
Currency translation differences	-	-	-	-	(2,645)	-	-	-	(2,645)
Net losses not recognised in the income statement	-	-	-	-	(3,241)	-	-	-	(3,241)
Net profit for the year	-	-	-	-	-	-	176,414	-	176,414
Dividends paid and proposed (Note 10)	-	-	-	-	-	-	(102,266)	-	(102,266)
Transfer from revenue reserve to capital reserve	-	21,098	-	-	-	-	(21,098)	-	-
At 30th September, 2000	**712,516**	**1,351,652**	**38,336**	**285**	**87,367**	**14,337**	**698,814**	**(12,382)**	**2,890,925**
Net losses not recognised in the income statement – currency translation differences	-	-	-	-	**(354)**	-	-	-	**(354)**
Net profit for the year	-	-	-	-	-	-	**77,232**	-	**77,232**
Dividends paid and proposed (Note 10)	-	-	-	-	-	-	**(76,700)**	-	**(76,700)**
Transfer from revenue reserve to capital reserve	-	**820**	-	-	-	-	**(820)**	-	-
At 30th September, 2001	**712,516**	**1,352,472**	**38,336**	**285**	**87,013**	**14,337**	**698,526**	**(12,382)**	**2,891,103**

The notes set out on pages 43 to 67 form an integral part of, and should be read in conjunction with, these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 30th September, 2001

	2001 RM '000	2000 RM '000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**106,559**	290,079
Adjustments for:-		
Depreciation	**77,991**	80,000
Amortisation of leasehold land	**7,757**	10,287
Property, plant and equipment written off	**1,142**	166
(Gain)/loss on disposal of property, plant and equipment	**(536)**	4,686
Retirement benefits provision	**1,912**	2,015
Interest expenses	**3,935**	6,482
Dividend income	**(3,091)**	(4,504)
Interest income	**(16,457)**	(18,463)
Exceptional items	**80,515**	(48,513)
Share of associated companies' profits	**(32,418)**	(60,976)
Operating profit before working capital changes	**227,309**	261,259
Working capital changes:-		
Inventories	**(38,052)**	2,152
Trade and other receivables	**14,641**	(3,077)
Trade and other payables	**3,323**	(22,600)
Cash generated from operations	**207,221**	237,734
Interest paid	**(3,742)**	(6,427)
Tax paid	**(31,485)**	(66,407)
Retirement benefits paid	**(1,473)**	(1,494)
Net cash generated from operating activities	**170,521**	163,406
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(125,319)**	(100,185)
Plantation development expenditure	**(28,167)**	(32,536)
Property development expenditure	**(898)**	(2,897)
Purchase of additional shares in a subsidiary company	**(1,954)**	-
Purchase of investments	**(16,898)**	(45,454)
Proceeds from sale of property, plant and equipment	**8,546**	4,904
Proceeds from sale of properties	**-**	2,461
Compensation from government on land acquired	**955**	23,904
Payment of Real Property Gain Tax	**-**	(2,545)
Redemption of redeemable cumulative preference shares by an associated company	**5,000**	-
Proceeds from sale of investments	**19,920**	21,670
Repayment from/(Advances to) an associated company	**1,395**	(25)
Dividends received from associated companies	**22,407**	22,124
Dividends received from investments	**2,174**	3,290
Interest received	**18,549**	19,194
Net cash used in investing activities	**(94,290)**	(86,095)

	2001 RM '000	2000 RM '000
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of short term borrowings	**(11,690)**	(47,831)
Term loans received	**65,048**	34,851
Repayment of term loans	**(6,498)**	(9,426)
Payment of finance leases	**(252)**	(117)
Dividends paid to shareholders of the Company	**(102,266)**	(102,266)
Dividends paid to minority shareholders	**(6,314)**	(1,593)
Return of loan capital to minority shareholders	**(3,018)**	-
Net cash used in financing activities	**(64,990)**	(126,382)
Net increase/(decrease) in cash and cash equivalents	**11,241**	(49,071)
Cash and cash equivalents at beginning of year	**395,897**	445,660
Cash and cash equivalents at end of year	**407,138**	396,589

NOTES ON THE CONSOLIDATED CASH FLOW STATEMENT

A. CASH AND CASH EQUIVALENTS

	2001 RM '000	2000 RM '000
Cash and cash equivalents consist of:-		
Cash and bank balances	**50,086**	38,220
Deposits	**376,673**	403,562
Bank overdrafts	**(19,621)**	(45,193)
Cash and cash equivalents	**407,138**	396,589
Effect of exchange rate changes	**-**	(692)
Cash and cash equivalents as restated	**407,138**	395,897

B. PURCHASE OF PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment with an aggregate cost of RM125,319,000 (2000: RM100,185,000) of which RM6,000 (2000: RM244,000) was financed by means of finance leases.

The notes set out on pages 43 to 67 form an integral part of, and should be read in conjunction with, these financial statements.

CASH FLOW STATEMENT OF THE COMPANY

for the year ended 30th September, 2001

	2001 RM '000	2000 RM '000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**105,190**	190,808
Adjustments for:-		
Depreciation	**7,905**	8,065
Amortisation of leasehold land	**389**	388
Property, plant and equipment written off	**264**	105
Gain on disposal of property, plant and equipment	**(54)**	(8)
Retirement benefits provision	**1,483**	1,767
Realised gain in foreign exchange	**-**	(596)
Dividend income	**(110,985)**	(127,517)
Interest income	**(16,511)**	(19,423)
Exceptional items	**(820)**	(21,098)
Operating (loss)/profit before working capital changes	**(13,139)**	32,491
Working capital changes:-		
Inventories	**(2,401)**	(220)
Trade and other receivables	**3,360**	2,627
Trade and other payables	**(2,863)**	(2,225)
Cash (used in)/generated from operations	**(15,043)**	32,673
Tax paid	**(8,436)**	(28,129)
Retirement benefits paid	**(1,362)**	(1,338)
Net cash (used in)/generated from operating activities	**(24,841)**	3,206
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	**(4,874)**	(8,871)
Plantation development expenditure	**(65)**	(111)
Property, plant and equipment transferred from subsidiary companies	**(49)**	(23)
Purchase of additional shares in a subsidiary company	**(1,954)**	(49,000)
Subscription of shares in subsidiary companies	**(52,404)**	-
Proceeds from sale of property, plant and equipment	**54**	8
Compensation from government on land acquired	**943**	21,200
Payment of Real Property Gain Tax	**-**	(2,545)
Loan to subsidiary companies	**(100,522)**	(81,773)
Dividends received from subsidiary companies	**103,930**	108,045
Dividends received from associated companies	**19,372**	20,662
Dividends received from investments	**199**	557
Interest received	**17,229**	20,185
Net cash (used in)/generated from investing activities	**(18,141)**	28,334
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid to shareholders of the Company	**(102,266)**	(102,266)
Net cash used in financing activities	**(102,266)**	(102,266)
Net decrease in cash and cash equivalents	**(145,248)**	(70,726)
Cash and cash equivalents at beginning of year	**286,120**	356,846
Cash and cash equivalents at end of year	**140,872**	286,120
Cash and cash equivalents consist of:-		
Cash and bank balances	**1,873**	1,861
Deposits	**138,999**	284,259
	140,872	286,120

The notes set out on pages 43 to 67 form an integral part of, and should be read in conjunction with, these financial statements.

1. ACCOUNTING POLICIES

Summarised below are the more significant accounting policies of the Company and its subsidiaries. The accounting policies adopted are consistent with those adopted in previous years.

1.1 Basis of accounting

The financial statements of the Group and the Company are prepared under the historical cost convention, modified to include certain property, plant and equipment and investments at valuation except for inventories at lower of cost and net realisable value and in compliance with applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

1.2 Basis of consolidation

Subsidiary companies are consolidated using the acquisition method of accounting. Under the acquisition method of accounting, the results of subsidiary companies acquired during the year are included in the Group financial statements from their respective effective dates of acquisitions.

The consolidated income statement and consolidated balance sheet include the financial statements of the Company and all its subsidiaries made up to the end of the financial year, except for a subsidiary company which is in members' voluntary liquidation. Inter-company transactions and balances and the resulting unrealised profits are eliminated on consolidation. Unrealised losses resulting from inter-company transactions are also eliminated unless cost cannot be recovered.

1.3 Goodwill

Goodwill arising on consolidation represents the difference between the acquisition cost of shares in the subsidiary companies and the fair value of attributable net assets acquired at the date of acquisition. Goodwill of the Group is stated at cost and is not amortised. Provision is made for any impairment.

Goodwill in the associated companies' own financial statements is capitalised and amortised on a straight line basis over its useful economic life, which is a maximum of twenty years. Provision is made for any impairment.

1.4 Associated companies

The Group treats as associated companies those actively trading companies in which a long term equity interest of between 20% and 50% is held and where there is management participation through Board representation.

The consolidated financial statements include the total recognised gains and losses of associated companies on an equity accounted basis from the date that significant influence effectively commences until the date that significant influence effectively ceases.

Unrealised profits arising on transactions between the Group and its associated companies which are included in the carrying amount of the related assets and liabilities are eliminated partially to the extent of the Group's interests in the associated companies. Unrealised losses on such transactions are also eliminated partially unless cost cannot be recovered.

Goodwill on acquisition is calculated based on the fair value of net assets acquired.

The Group's share of post-acquisition results and reserves of associated companies is included in the consolidated financial statements and is based on the latest audited and published interim reports in respect of listed companies and latest audited financial statements and unaudited management financial statements in respect of unlisted companies.

1.5 Property, plant and equipment

(a) Depreciation and amortisation

Property, plant and equipment are stated at cost or valuation less accumulated amortisation and depreciation. Property, plant and equipment are depreciated on a straight line basis over their estimated useful lives except for freehold land on which no depreciation is provided.

Net surpluses arising from revaluation are dealt with in the revaluation reserve. On disposal of revalued properties, amounts in revaluation reserve relating to these properties are transferred to revenue reserve.

The principal depreciation rates are as follows:-

Leasehold property	-	Amortised by equal annual instalments over the remaining life of the lease ranging from 24 years to 936 years.
Palm oil mill machinery	-	10% per annum
Plant and machinery	-	5 to 33 1/3% per annum
Motor vehicles	-	20 to 33% per annum
Furniture, fittings and equipment	-	10 to 33 1/3% per annum
Buildings, factories and mills	-	2 to 10% per annum
Employees' quarters	-	10% per annum
Effluent ponds, roads and bridges	-	5 to 10% per annum

(b) New planting expenditure

New planting expenditure incurred on land clearing and upkeep of trees to maturity is capitalised under Plantation Development and is not amortised other than those short land leases held in Indonesia where the Plantation Development is amortised over the life of the lease.

(c) Replanting expenditure

Replanting expenditure is charged to the income statement in the year in which the expenditure is incurred.

(d) Disposal of property, plant and equipment

Profits or losses arising from the disposal of property, plant and equipment, determined as the difference between the sales-proceeds and the carrying amount of the asset, are taken up in the income statement.

1.6 Leases

Property, plant and equipment acquired under finance lease agreement are capitalised and the corresponding capital element of the leasing commitments is shown as finance leases.

Leased assets are depreciated over the shorter of its expected useful life and the term of the lease.

Lease payments are treated as consisting of capital and interest elements and the interest is allocated to accounting periods during the lease term using an approximation to the annuity basis.

Operating lease rentals are charged to the income statement on a straight line basis over the period of lease.

1.7 Property development

Property development consists of freehold land held for future development and is stated at cost and includes all related costs incurred on activities necessary to prepare the land for its intended use.

1.8 Intangible assets

These assets relate to trade marks which are stated at cost and amortised over the expected useful life of the assets commencing from financial year 2000. The Directors consider a period of 20 years to be the expected economic life of the trade marks.

1.9 Inventories

Inventories of produce are valued at the lower of cost and net realisable value. Cost includes cost of materials, direct labour and an appropriate proportion of fixed and variable production overheads, where applicable, and is determined on a weighted average basis.
Growing crops are valued at the cost of seed, fertiliser and sprays.
Livestock (sheep) is valued at net realisable value.
Stores and materials are valued at the lower of cost and net realisable value. Cost includes cost of purchase plus incidentals in bringing the inventories into store and is determined on the weighted average basis.

In arriving at net realisable value, due allowance is made for obsolescence.

1.10 Treatment of replanting cess

Replanting cess refundable is included in the financial statements in respect of the total eligible crop produced during the year.

1.11 Investments

(a) Investment income

Dividend income from subsidiaries and other investments are recognised when the rights to receive payment are established. Interest income is recognised in the income statement as it accrues, taking into account the effective yield on the asset.

(b) Disposal of investments

Profits and losses arising from the disposal of investments held on a long term basis are included in the income statement as exceptional items.

(c) Value of investments

Investments in subsidiaries and associated companies are stated at cost or Directors' valuation unless the market value is less than book value and in the opinion of the Directors where there is a diminution in their value which is other than temporary, an allowance is set aside for diminution in value.

Other investments are stated at cost and unless the market value is lower than cost, an allowance is set aside for diminution in value.

(d) Investment property

For the freehold investment property at valuation of an overseas subsidiary company, no depreciation is provided. Such investment property is revalued annually by the Directors and the aggregate surplus or deficit is transferred to revaluation reserve.

1.12 Taxation

Tax expense in the income statement represents taxation at current tax rates based on profit earned during the year. Deferred taxation is provided on the liability method for the timing differences between the accounting and taxation treatment of depreciation and capital allowances respectively on property, plant and equipment and for other timing differences except where no liability is expected to arise in the foreseeable future and there are no indications the timing differences will reverse thereafter. Deferred tax benefits arising from unutilised tax losses and capital allowances are only recognised where there is a reasonable expectation of realisation in the near future.

1.13 Currency conversion

Transactions in foreign currencies are translated to Ringgit Malaysia at the rates of exchange ruling on the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet dates are translated to Ringgit Malaysia at the rates of exchange approximate to those at balance sheet date. Where forward exchange contracts have been arranged in respect of assets and liabilities, the contracted rates of exchange are used. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated to Ringgit Malaysia at rates of exchange ruling on the transaction dates.

All exchange differences are dealt with in the income statement except for long term assets which are dealt with in the "Exchange Fluctuation Reserve".

The assets and liabilities of foreign subsidiaries are translated into Ringgit Malaysia at the rates of exchange approximate to those at balance sheet date. The results of the foreign subsidiaries and associated companies are translated at the average rates of exchange for the year. Exchange differences arising from the translation of assets and liabilities at rates of exchange approximate to those at balance sheet date and results at average rates of exchange for the year, and the restatement of the opening net investments in foreign subsidiaries and associated companies at rates of exchange approximate to those at balance sheet date are shown in the "Exchange Fluctuation Reserve".

The closing exchange rates of the main currencies in the Group used in the translation of foreign currency monetary assets and liabilities, and the financial statements of foreign operations are as follows:-

		2001	2000
Pound Sterling	1 to	**RM5.5970**	RM5.5540
United States Dollar	1 to	**RM3.8000**	RM3.8000
Australian Dollar	1 to	**RM1.8520**	RM2.0695
Hong Kong Dollar	1 to	**RM0.4873**	RM0.4874
Chinese Renminbi	1 to	**RM0.4590**	RM0.4590
Indonesian Rupiah	100 to	**RM0.0395**	RM0.0430
Philippines Peso	1 to	**RM0.0740**	RM0.0823
Singapore Dollar	1 to	**RM2.1520**	RM2.1844

1.14 Cash and cash equivalents
Cash and cash equivalents consist of cash in hand, balances and deposits with licensed financial institutions. For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

1.15 Receivables
Known bad debts are written off and allowance is made for any amount considered doubtful of collection.

1.16 Repurchase of shares
When shares are repurchased and held as treasury shares, the amount of the consideration paid, including directly attributable costs, is recognised as cost and set off against equity.

When shares are repurchased and cancelled, the nominal value of the shares repurchased is cancelled by a debit to share capital and an equivalent amount is transferred to capital redemption reserve. The consideration, including any acquisition cost and premium or discount arising from the shares repurchased, is adjusted to share premium or any other suitable reserve.

1.17 Related parties
For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice-versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or entities.

1.18 Retirement benefits
The Group and the Company provide for retirement benefits for eligible employees on an unfunded defined benefit basis in accordance with the terms of the unions' collective agreements. Full provision has been made for retirement benefits payable to all eligible employees who have completed their qualifying period of five years of service under the unions' collective agreements, based on their last drawn salaries, the length of service to-date and the rates set out in the said agreements. Should an employee leave after completing the qualifying period of service but before attaining the retirement age, the provision made for the employee is written back. No actuarial valuation has been conducted on the retirement benefits provision, as the amount is insignificant to the Group and the Company.

1.19 Revenue recognition
Revenue is recognised upon delivery of products and customer acceptance, if any, or performance of services and net of discounts and returns. In the case of the Group, revenue comprises sales to third parties only.

1.20 Research and development expenditure
All general research and development expenditure is charged to the income statement in the year in which the expenditure is incurred.

1.21 Finance cost
All interest and other cost incurred in connection with borrowings are expensed as incurred.

2. REVENUE

	Group		Company	
	2001	2000	**2001**	2000
	RM '000	RM '000	**RM '000**	RM '000
Palm products	**600,975**	750,913	**150,533**	216,482
Rubber	**64,575**	71,587	**52,767**	65,525
Cocoa beans	**152**	805	**1,622**	1,905
Manufacturing	**805,843**	835,173	**-**	-
Retailing	**545,073**	526,215	**-**	-
Investment income (Note 6)	**19,548**	22,967	**127,496**	146,940
Others	**5,448**	16,436	**-**	-
	2,041,614	2,224,096	**332,418**	430,852

3. OPERATING PROFIT

	Group		Company	
	2001	2000	**2001**	2000
	RM '000	RM '000	**RM '000**	RM '000
Revenue (Note 2)	**2,041,614**	2,224,096	**332,418**	430,852
Cost of sales	**1,374,343**	1,507,518	**165,435**	202,544
	667,271	716,578	**166,983**	228,308
Other operating income	**6,376**	5,477	**1,043**	1,915
Distribution costs	**(197,086)**	(188,322)	**(3,793)**	(4,113)
Administration expenses	**(253,089)**	(257,039)	**(17,631)**	(15,967)
Other operating expenses	**(64,881)**	(89,622)	**(42,232)**	(40,433)
Operating profit	**158,591**	187,072	**104,370**	169,710

Operating profit before taxation is arrived at after charging and (crediting) the following:-				
Directors' remuneration				
- fees provided	**691**	691	**671**	671
- other emoluments	**2,256**	1,825	**1,800**	1,825
- benefits-in-kind	**68**	14	**68**	14
Auditors' remuneration				
- Company auditors				
current year	**337**	1,550	**70**	70
under-provision in prior year	**2**	10	-	5
non-audit work	**24**	21	-	-
- other auditors				
current year	**959**	215	-	-
under-provision in prior year	**6**	27	-	-
Hire of plant and machinery	**3,608**	3,180	-	-
Rent on buildings	**77,007**	72,845	**494**	596
Amortisation of leasehold land (Note 11)	**7,757**	10,287	**389**	388
Depreciation (Note 11)	**77,991**	80,000	**7,905**	8,065
Replanting expenditure	**57,816**	56,356	**39,503**	37,468
Property, plant and equipment written off	**1,142**	166	**264**	105
Allowance for doubtful debts	**1,496**	3,342	-	-
Bad debts written off	**95**	-	-	-
Research and development expenditure	**2,283**	2,167	**2,283**	2,167
Retirement benefits provision	**1,912**	2,015	**1,483**	1,767
Write down of inventories	**6,608**	5,437	-	-
Realised gain in foreign exchange	**(2,551)**	(1,440)	-	(596)
Loss/(Gain) on disposal of property, plant and equipment	**(536)**	416	**(54)**	(8)
Rental income from land and buildings	**(570)**	(651)	**(158)**	(149)
Loss on termination of operations in France	**274**	7,369	-	-
Relocation charges				
- loss on disposal of property, plant and equipment	-	4,270	-	-
- other charges	-	1,810	-	-

4. FINANCE COST

	Group	
	2001	2000
	RM '000	RM '000
Term loan interest	**1,159**	1,088
Overdraft and other interest	**2,776**	5,394
	3,935	6,482

5. EMPLOYEE INFORMATION

	Group		Company	
	2001	2000	**2001**	2000
	RM '000	RM '000	**RM '000**	RM '000
Staff cost	**355,121**	329,229	**68,355**	70,851

The total number of employees of the Group and of the Company (excluding Directors) at the end of the year was 24,171 (2000: 25,086) and 6,721 (2000: 7,242) respectively.

6. INVESTMENT INCOME

	Group		Company	
	2001	2000	**2001**	2000
	RM '000	RM '000	**RM '000**	RM '000
Gross dividend income from:-				
Shares quoted in Malaysia	**2,313**	1,849	-	-
Shares quoted outside Malaysia	**502**	1,882	-	-
Unquoted shares	**276**	773	**276**	773
Dividends from unquoted subsidiaries	-	-	**80,235**	103,930
Dividends from associated companies:-				
Quoted outside Malaysia	-	-	**29,104**	21,524
Unquoted	-	-	**1,370**	1,290
Interest	**16,457**	18,463	**16,511**	19,423
	19,548	22,967	**127,496**	146,940

7. EXCEPTIONAL ITEMS

	Group		Company	
	2001	2000	**2001**	2000
	RM '000	RM '000	**RM '000**	RM '000
Surplus arising from government acquisitions of land	**831**	23,684	**820**	21,098
Surplus on sale of properties	-	2,234	-	-
Surplus on sales of investments	**521**	5,970	-	-
Amortisation of intangible assets	**(1,144)**	(1,129)	-	-
Allowance for diminution in value of investments	**(3,226)**	(5,074)	-	-
Share of associated companies' exceptional items:-				
- amortisation of goodwill	**(15,352)**	(14,927)	-	-
- sale and termination of businesses	**(57,834)**	37,755	-	-
- cost of restructuring business	**(2,771)**	-	-	-
- allowance for diminution in value of investments	**(1,540)**	-	-	-
	(77,497)	22,828	-	-
	(80,515)	48,513	**820**	21,098

8. TAX EXPENSE

	Group		Company	
	2001	2000	**2001**	2000
	RM '000	RM '000	**RM '000**	RM '000
Malaysian taxation	**20,310**	36,189	**4,600**	49,200
Overseas taxation	**2,555**	3,443	**3,008**	2,218
Transfer to/(from) deferred taxation (Note 26)	**1,248**	5,130	**20,350**	(37,024)
	24,113	44,762	**27,958**	14,394
Add: Under provision in respect of previous years	**31**	23	**-**	-
	24,144	44,785	**27,958**	14,394
Add: Share of associated companies' taxation	**5,693**	29,141	**-**	-
	29,837	73,926	**27,958**	14,394

Subject to agreement by the Inland Revenue Board:-

(a) the Company has sufficient credit under Section 108 of the Income Tax Act, 1967 at 30th September, 2001, to frank the payment of net dividends of approximately RM253 million (2000: RM312 million) out of its distributable reserves without having to incur additional taxation; and

(b) the Company has about RM428 million (2000: RM304 million) tax exempt profit available to be distributed as tax exempt dividends.

9. EARNINGS PER SHARE

The earnings per share is calculated by dividing the net profit for the year of RM61,200,000 (2000: RM201,880,000) for the Group and RM77,232,000 (2000: RM176,414,000) for the Company by the number of 710,177,128 (2000: 710,177,128) shares of the Company in issue during the year.

10. DIVIDENDS

	Group and Company	
	2001	2000
	RM '000	RM '000
Interim 6 sen gross per share less 28% income tax (2000: 6 sen gross per share less 28% income tax)	**30,680**	30,680
Proposed final 9 sen gross per share less 28% income tax (2000: 9 sen gross per share less 28% income tax)	**46,020**	46,020
Proposed special: Nil (2000: 5 sen gross per share less 28% income tax)	**-**	25,566
	76,700	102,266

11. PROPERTY, PLANT AND EQUIPMENT

	Freehold Land RM'000	Leasehold Land RM'000	Plantation Development RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles, Equipment, etc RM'000	Total RM'000
GROUP							
Cost or valuation							
At beginning of the year	229,416	233,293	999,840	307,833	677,169	152,492	2,600,043
Reclassification	-	-	-	517	16,963	(17,480)	-
Additions	8,955	14,623	28,167	19,998	38,155	43,588	153,486
Disposals/Written off	(33)	(5,726)	(89)	(6,041)	(29,580)	(5,421)	(46,890)
Exchange adjustment	(665)	(719)	(11,287)	(1,049)	(506)	(5,388)	(19,614)
At end of the year	237,673	241,471	1,016,631	321,258	702,201	167,791	2,687,025
Accumulated depreciation							
At beginning of the year	-	46,507	3,707	156,436	345,456	95,063	647,169
Charge for the year	-	7,757	4,449	13,136	49,088	13,226	87,656
Disposals/Written off	-	(3,235)	-	(4,150)	(26,139)	(4,850)	(38,374)
Exchange adjustment	-	(159)	(115)	(223)	1,470	(2,729)	(1,756)
At end of the year	-	50,870	8,041	165,199	369,875	100,710	694,695
Net book value							
At 30th September, 2001	237,673	190,601	1,008,590	156,059	332,326	67,081	1,992,330
At 30th September, 2000	229,416	186,786	996,133	151,397	331,713	57,429	1,952,874
Depreciation charge for 2000	-	10,287	2,537	14,430	51,742	14,308	93,304
Property, plant and equipment are included at cost or valuation as follows:							
Cost	156,080	130,370	767,087	320,977	702,201	167,786	2,244,501
Valuation	81,593	111,101	249,544	281	-	5	442,524
	237,673	241,471	1,016,631	321,258	702,201	167,791	2,687,025

	2001 RM '000	2000 RM '000
The net book value of leasehold land comprises:		
Long term	134,619	136,378
Short term	55,982	50,408
	190,601	186,786

	2001 RM '000	2000 RM '000
Depreciation charge for the year is allocated as follows:		
Income Statement (Note 3)	85,748	90,287
Plantation Development	1,908	3,017
	87,656	93,304

	Freehold Land RM'000	Long Term Leasehold Land RM'000	Plantation Development RM'000	Buildings RM'000	Plant and Machinery RM'000	Vehicles, Equipment, etc RM'000	Total RM'000
COMPANY							
Cost or valuation							
At beginning of the year	**148,408**	**35,878**	**436,225**	**67,459**	**77,489**	**43,194**	**808,653**
Reclassification	-	-	-	**128**	**1**	**(129)**	-
Additions	-	-	**65**	**944**	**2,203**	**1,727**	**4,939**
Transfers	-	-	-	-	**774**	**(212)**	**562**
Disposals/Written off	**(34)**	-	**(89)**	**(595)**	**(4,245)**	**(1,067)**	**(6,030)**
At end of the year	**148,374**	**35,878**	**436,201**	**67,936**	**76,222**	**43,513**	**808,124**
Accumulated depreciation							
At beginning of the year	-	**7,963**	-	**54,589**	**67,428**	**32,144**	**162,124**
Charge for the year	-	**389**	-	**2,110**	**2,098**	**3,697**	**8,294**
Transfers	-	-	-	-	**714**	**(201)**	**513**
Disposals/Written off	-	-	-	**(483)**	**(4,105)**	**(1,055)**	**(5,643)**
At end of the year	-	**8,352**	-	**56,216**	**66,135**	**34,585**	**165,288**
Net book value							
At 30th September, 2001	**148,374**	**27,526**	**436,201**	**11,720**	**10,087**	**8,928**	**642,836**
At 30th September, 2000	148,408	27,915	436,225	12,870	10,061	11,050	646,529
Depreciation charge for 2000	-	388	-	2,138	1,923	4,004	8,453
Property, plant and equipment are included at cost or valuation as follows:							
Cost	**75,612**	-	**238,130**	**67,936**	**76,222**	**43,513**	**501,413**
Valuation	**72,762**	**35,878**	**198,071**	-	-	-	**306,711**
	148,374	**35,878**	**436,201**	**67,936**	**76,222**	**43,513**	**808,124**

	Group		Company	
	2001 RM '000	2000 RM '000	**2001 RM '000**	2000 RM '000
Net book value of revalued assets, had these assets been carried at cost less accumulated depreciation:				
Freehold land	**23,526**	23,929	**20,143**	20,149
Leasehold land	**25,913**	28,945	**6,313**	6,469
Plantation development	**93,070**	93,081	**76,939**	76,950
	142,509	145,955	**103,395**	103,568

The net book value of the assets of a subsidiary company held under finance leases amounted to RM2.1 million (2000: RM2.2 million).

Freehold land, leasehold land and plantation development expenditure shown at Directors' valuation on 1st October, 1980 are based on an opinion of value, using the "Investment Method Approach", by a professional firm of Chartered Surveyors on 22nd November, 1979. The leasehold land and plantation development belonging to a subsidiary shown at Directors' valuation are based on an opinion of value, using the "continued use basis", by a firm of professional valuers on 14th July, 1980. The freehold land, leasehold land and plantation development belonging to certain subsidiaries shown at Directors' valuation are based on an opinion of value, using "fair market value basis", by a firm of professional valuers on 10th June, 1981. The leasehold land and plantation development belonging to certain subsidiaries acquired during the year ended 30th September, 1991 were revalued by the Directors in 1990 based on the comparison method. The freehold land belonging to an overseas subsidiary was revalued by the Directors based on existing use and has been incorporated in the financial statements on 30th September, 1989. The building, equipment and fittings of a subsidiary company have been valued by the Directors on 28th February, 1996. Subsequent additions are shown at cost while deletions are at valuation or cost as appropriate. The revaluations were not intended to effect a change in the accounting policy to one of revaluation of property, plant and equipment. As allowed by the *transitional provisions of International Accounting Standard 16 – Property, Plant and Equipment issued by the Malaysian Accounting Standards Board*, these assets have continued to be stated on the basis of their valuations.

The details of the properties of the Group are shown on pages 76 to 83.

12. PROPERTY DEVELOPMENT

	Group	
	2001	2000
	RM '000	RM '000
Freehold land at cost	**61,356**	58,660
Development expenditure	**8,355**	10,247
	69,711	68,907

13. SUBSIDIARY COMPANIES

	Company	
	2001	2000
	RM '000	RM '000
Unquoted shares at cost	**899,631**	845,273

Details of the subsidiary companies are shown in Note 31.
Amounts owing by/to subsidiary companies are unsecured with no fixed terms of repayment and non-interest bearing except for certain subsidiary companies, interests are charged at rates ranging from 3.5% to 8.0% (2000: 3.5% to 10.0%) per annum.

14. ASSOCIATED COMPANIES

	Group		Company	
	2001	2000	**2001**	2000
	RM '000	RM '000	**RM '000**	RM '000
Shares at cost				
In overseas quoted corporations	**156,322**	156,322	**90,803**	90,803
In unquoted corporations	**72,335**	77,335	**3,872**	3,872
	228,657	233,657	**94,675**	94,675
Allowance for diminution in value	**-**	(1,064)	**-**	-
	228,657	232,593	**94,675**	94,675
Post-acquisition reserves	**281,736**	349,081	**-**	-
	510,393	581,674	**94,675**	94,675
Market value of shares				
In overseas quoted corporations	**300,471**	314,612	**277,016**	285,492

	Group	
	2001	2000
	RM '000	RM '000
Interest in Associated Companies:-		
Share of net tangible assets	**244,213**	310,604
Share of goodwill	**266,180**	271,070
	510,393	581,674

Details of the associated companies are shown in Note 31.
Amounts owing by associated companies are unsecured with no fixed terms of repayment and non-interest bearing.

15. OTHER INVESTMENTS

	Group		Company	
	2001	2000	**2001**	2000
	RM '000	RM '000	**RM '000**	RM '000
Shares at cost				
In Malaysia quoted corporations	**62,322**	59,483	**-**	-
In overseas quoted corporations	**26,554**	27,779	**-**	-
In unquoted corporations	**13,587**	17,698	**7,079**	7,079
	102,463	104,960	**7,079**	7,079
Allowance for diminution in value	**(22,521)**	(19,256)	**(6,427)**	(6,427)
	79,942	85,704	**652**	652
Freehold investment property at valuation				
At beginning of the year	**3,471**	3,903	**-**	-
Exchange adjustment	**27**	(432)	**-**	-
At end of the year	**3,498**	3,471	**-**	-
	83,440	89,175	**652**	652
Market value of shares				
In quoted corporations	**58,640**	67,515	**-**	-

Freehold investment property is shown at Directors' valuation on 30th September, 1992 based on open market value, as expressed by a firm of professional valuers.

The net book value of the revalued freehold investment property, had this property been carried at cost, is RM6,420,000 (2000 : RM6,371,000).

16. INTANGIBLE ASSETS

	Group	
	2001	2000
	RM '000	RM '000
Cost		
At beginning of the year	**20,811**	23,347
Exchange adjustment	**295**	(2,536)
At end of the year	**21,106**	20,811
Accumulated amortisation		
At beginning of the year	**883**	-
Current amortisation	**1,144**	1,129
Exchange adjustment	**307**	(246)
At end of the year	**2,334**	883
Net book value	**18,772**	19,928

17. INVENTORIES

	Group		Company	
	2001	2000	**2001**	2000
	RM '000	RM '000	**RM '000**	RM '000
These comprise the following:-				
Inventories of produce	**223,242**	203,397	**12,356**	9,682
Growing crops	**898**	903	**-**	-
Livestock	**719**	800	**-**	-
Stores and materials	**141,639**	123,346	**4,985**	5,258
	366,498	328,446	**17,341**	14,940

Inventories of produce of the Group and of the Company amounting to RM18,683,000 (2000: RM13,636,000) and RM4,937,000 (2000: RM4,648,000) respectively and livestock of the Group amounting to RM719,000 (2000: RM800,000) are stated at net realisable value.

18. TRADE RECEIVABLES

	Group		Company	
	2001	2000	**2001**	2000
	RM '000	RM '000	**RM '000**	RM '000
Trade receivables	**149,218**	161,090	**3,886**	3,847
Allowance for doubtful debts	**(111)**	(81)	**-**	-
	149,107	161,009	**3,886**	3,847

19. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	Group		Company	
	2001	2000	**2001**	2000
	RM '000	RM '000	**RM '000**	RM '000
Other receivables, deposits and prepayments	**106,016**	94,533	**61,683**	31,328
Allowance for doubtful debts	**(1,651)**	(3,261)	**-**	-
	104,365	91,272	**61,683**	31,328

Included in other receivables, deposits and prepayments of the Group are:-

(a) instalment payments for taxation amounting to RM20,402,000 (2000: RM9,596,000); and

(b) loans of RM106,000 (2000: RM126,000), which bear interest rate of 4% (2000: 4%) per annum, granted to full-time directors of subsidiary companies in accordance with the terms and conditions set out in the approved Housing Loan Scheme for all eligible employees of those subsidiary companies.

20. CASH AND CASH EQUIVALENTS

	Group		Company	
	2001	2000	**2001**	2000
	RM '000	RM '000	**RM '000**	RM '000
Deposits are placed with:-				
Licensed banks	**281,118**	298,826	**92,801**	211,752
Licensed finance companies	**95,555**	104,736	**46,198**	72,507
	376,673	403,562	**138,999**	284,259
Cash and bank balances	**50,086**	38,220	**1,873**	1,861
	426,759	441,782	**140,872**	286,120

21. OTHER PAYABLES

Other payables of the Group and of the Company include amount owing to non-trade creditors and accruals.

22. BORROWINGS

	Group	
	2001	2000
	RM '000	RM '000
Current		
Secured		
Bank overdrafts	**16,439**	36,301
Term loans	**86,323**	34,157
	102,762	70,458
Unsecured		
Bank overdrafts	**3,182**	8,892
Term loans	**6,793**	-
Export credit refinancing loans	-	11,690
	9,975	20,582
	112,737	91,040
Non-Current		
Term loans (secured)	**1,254**	1,761

The term loans and bank overdrafts are secured on fixed and floating charges on the property, plant and equipment of certain overseas subsidiary companies which amounted to RM4,959,000 (2000: RM6,479,000) and corporate guarantees of RM150.9 million (2000: RM70.8 million) issued by the Company. The bank overdraft facilities are renewable annually.

The interest rates applicable to term loans for the year ranged from 3.2% to 7.5% (2000: 5.1% to 8.8%) per annum. The interest rates applicable to bank overdrafts for the year ranged from 5.8% to 9.0% (2000: 6.0% to 6.8%) per annum. The interest rates charged on the export credit refinancing loans for the previous year ranged from 2.8% to 3.7% per annum.

	Group	
	2001	2000
	RM '000	RM '000
Analysis of term loans repayment		
Within one year	**93,116**	34,157
From one to two years	**112**	1,761
From two to five years	**1,142**	-
	94,370	35,918

23. FINANCE LEASES - GROUP

The maturity of obligations under finance leases is as follows:-

		2001			2000	
	Payments	**Interest**	**Principal**	Payments	Interest	Principal
	RM '000	**RM '000**	**RM '000**	RM '000	RM '000	RM '000
Within one year	**137**	**20**	**117**	289	39	250
In the second to fifth year	**223**	**16**	**207**	387	32	355
	360	**36**	**324**	676	71	605

24. SHARE CAPITAL

	Group and Company	
	2001	2000
	RM '000	RM '000
Shares of RM1 each:-		
Authorised	**1,000,000**	1,000,000
Issued and fully paid	**712,516**	712,516

Of the total 712,516,128 issued and fully paid shares, 2,339,000 are held as treasury shares by the Company. As at 30th September, 2001, the number of outstanding shares in issue and fully paid is 710,177,128 (2000: 710,177,128) shares of RM1.00 each.

25. RESERVES

	Group		Company	
	2001	2000	**2001**	2000
	RM '000	RM '000	**RM '000**	RM '000
Non-distributable				
Capital reserve	**74,362**	78,976	**-**	-
Revaluation reserve	**53,345**	53,345	**38,336**	38,336
Exchange fluctuation reserve	**860**	14,210	**87,013**	87,367
Capital redemption reserve	**6,685**	5,185	**285**	285
Revenue reserve - cost of treasury shares	**12,382**	12,382	**12,382**	12,382
	147,634	164,098	**138,016**	138,370
Distributable				
Capital reserve	**1,076,120**	1,076,578	**1,352,472**	1,351,652
General reserve	**14,337**	14,337	**14,337**	14,337
Revenue reserve	**1,291,779**	1,295,792	**686,144**	686,432
	2,382,236	2,386,707	**2,052,953**	2,052,421
	2,529,870	2,550,805	**2,190,969**	2,190,791

Included under the non-distributable reserves is an amount of RM12,382,000 (2000: RM12,382,000) which was utilised for the purchase of the treasury shares and is considered as non-distributable.

Non-distributable capital reserve mainly comprises share of associated companies' capital reserve and distributable capital reserve comprises surpluses arising from disposals of quoted investments, properties and government acquisitions of land.

General reserve arose from redemption of debenture issued in 1975 and fully redeemed in 1980.

26. DEFERRED TAXATION

	Group		Company	
	2001	2000	**2001**	2000
	RM '000	RM '000	**RM '000**	RM '000
Balance at beginning of the year	**14,250**	9,318	**2,150**	39,174
Transfer from/(to) Income Statement (Note 8)	**1,248**	5,130	**20,350**	(37,024)
	15,498	14,448	**22,500**	2,150
Exchange difference	**(33)**	(198)	**-**	-
Balance at end of the year	**15,465**	14,250	**22,500**	2,150

Deferred taxation has been provided for in full for all timing differences other than the deferred taxation effects on revalued assets as there is no intention to dispose of these assets in the foreseeable future.

The timing differences on which deferred taxation has been provided for are in respect of the excess of taxation capital allowances over depreciation on property, plant and equipment, provision for retirement benefits and dividend income receivable from subsidiaries by the Company which is taxed based on receipt basis.

27. RELATED PARTY TRANSACTIONS

(a) The Company has a controlling related party relationship with all its subsidiary companies. Significant inter-company transactions of the Company are as follows:-

	2001 RM '000	2000 RM '000
Purchases from subsidiary companies		
Colville Holdings Sdn. Bhd.	**684**	1,300
Gunong Pertanian Sdn. Bhd.	**2,445**	2,911
KL-Kepong Country Homes Sdn. Bhd.	**3,027**	5,085
Uni-Agro Multi Plantations Sdn. Bhd.	**3,754**	6,216
Sales to subsidiary companies		
KL-Kepong Edible Oils Sdn. Bhd.	**88,057**	116,579
Palm-Oleo Sdn. Bhd.	**26,048**	28,133
The Kuala Pertang Syndicate Limited	**3,810**	4,772
Kulumpang Development Corporation Sdn. Bhd.	**5,072**	5,841
Masif Healthcare Products Sdn. Bhd.	**3,541**	5,297
KL-Kepong Cocoa Products Sdn. Bhd.	**1,619**	1,903
Interest received		
Sabah Cocoa Sdn. Bhd.	**4,708**	4,465
Bornion Estate Sdn. Bhd.	**2,155**	1,956
KLK Farms Pty Limited	**977**	281
Management fees paid		
Taiko Plantations Sdn. Berhad	**3,952**	3,036

(b) Significant related party transactions

Set out below are the significant related party transactions in the normal course of business for the financial year (in addition to related party disclosures mentioned elsewhere in the financial statements). The related party transactions described below were carried out on terms and conditions not more materially different from those obtainable in transactions with unrelated parties.

	Group 2001 RM '000	Company 2001 RM '000
(i) Transactions with associated companies		
Sales of goods		
- Esterol Sdn. Bhd.	**2,216**	**-**
Purchase of goods		
- Applied Agricultural Research Sdn. Bhd.	**321**	**321**
Service charges paid		
- Applied Agricultural Research Sdn. Bhd.	**1,539**	**535**

	Group 2001 RM '000	Company 2001 RM '000
(ii) Transactions with companies in which certain Directors have interests		
Sales of goods		
- Taiko Marketing Sdn. Bhd.	16,811	-
Purchase of goods		
- Kampar Rubber & Tin Company Sdn. Bhd.	2,705	2,662
- Malay Rubber Plantations (Malaysia) Sdn. Bhd.	1,769	1,508
- Malay-Sino Chemical Industries Sdn. Bhd.	7,335	-
- Taiko Clay Marketing Sdn. Bhd.	2,737	110
- Taiko Marketing Sdn. Bhd.	444	67
- Wan Hin Plantations Sdn. Bhd.	592	-
Service charges paid		
- Farming Management Services Pty Limited	143	-
- Taiko Management Sdn. Bhd.	660	-
Flight and transport charges paid		
- Smooth Route Sdn. Bhd.	304	304
Manufacturing charges paid		
- Malay Rubber Plantations (Malaysia) Sdn. Bhd.	631	373
Rental paid		
- Zarib Komplex Sdn. Bhd.	930	-
(iii) Transactions with substantial shareholders in Group subsidiary companies		
Sales of goods		
- Mitsui & Co. Ltd.	5,556	-
Interest on advances received		
- Capital Timber Holdings (Sabah) Sdn. Bhd.	574	57
Purchases of goods		
- Hubei Provincial Oil Corporation	6,192	-
- Mitsui & Co. Ltd.	1,708	-
Royalties paid		
- Mitsui & Co. Ltd.	1,045	-

(c) Significant non-trade related party balances

Outstanding significant non-trade related party balances at 30th September, 2001 are as follows:-

	Company 2001 RM '000
Amount owing by subsidiary companies	
Bornion Estate Sdn. Bhd.	30,322
Fajar Palmkel Sdn. Bhd.	4,796
Golden Peak Development Sdn. Bhd.	1,330
Kalumpang Estates Sdn. Bhd.	973
KL-Kepong Edible Oils Sdn. Bhd.	32,635
KL-Kepong (Sabah) Sdn. Bhd.	31,164
KLK Farms Pty Limited	3,704
KLK Overseas Investments Ltd.	270,023
KL-Kepong Cocoa Products Sdn. Bhd.	12,848
KL-Kepong Industrial Holdings Sdn. Bhd.	281,902
KL-Kepong International Ltd.	8,032
KL-Kepong Property Holdings Sdn. Bhd.	312,778
KLKI Holdings Ltd.	7,493
Kulumpang Development Corporation Sdn. Berhad	69,552
Ladang Sumundu (Sabah) Sdn. Bhd.	12,216
Leluasa Untung Sdn. Bhd.	3,510
Parit Perak Plantations Sdn. Bhd.	1,390
Sabah Cocoa Sdn. Bhd.	64,707
Susuki Sdn. Bhd.	18,834
Sy Kho Trading Plantations Sdn. Bhd.	6,915
Taiko Plantations Sdn. Berhad	6,855
The Shanghai Kelantan Rubber Estates (1925) Limited	33,426
Standard Soap Company Limited	2,731
Uni-Agro Multi Plantations Sdn. Bhd.	1,061
Voray Holdings Limited	14,981
Amount owing to subsidiary companies	
Gocoa Sdn. Bhd.	1,214
Golden Sphere Sdn. Bhd.	11,685
Golden Yield Sdn. Bhd.	750
Gunong Pertanian Sdn. Bhd.	6,971
KL-K Holiday Bungalows Sdn. Bhd.	1,309
KL-Kepong Plantation Holdings Sdn. Bhd.	802
Masawit Plantation Sdn. Bhd.	1,150
Pinji Horticulture Sdn. Bhd.	2,152
Richinstock Sawmill Sdn. Bhd.	4,818
Segar Usaha Sdn. Bhd.	23,024
Selit Plantations (Sabah) Sdn. Bhd.	561
Sri Kunak Plantation Sdn. Bhd.	7,530
Syarikat Swee Keong (Sabah) Sdn. Bhd.	1,746
The Kuala Pertang Syndicate Limited	34,340

	Group 2001 RM '000	Company 2001 RM '000
Amount owing by related party		
Capital Timber Holdings (Sabah) Sdn. Bhd.	**8,000**	**8,000**

The amount owing by related party bears interest rates ranging from 7.0% to 7.2% per annum.

Comparative information on significant related party disclosures are not presented as the Group applies the exemption provided by the Malaysian Accounting Standards Board, Standard No. 8 "Related Party Disclosures".

28. COMMITMENTS

	Group		Company	
	2001 RM '000	2000 RM '000	**2001 RM '000**	2000 RM '000
Capital				
Property, plant and equipment				
Contracts placed but not completed at 30th September	**52,164**	5,674	**-**	66
Capital expenditure approved by the Board but not contracted for at 30th September	**37,302**	25,133	**228**	638
	89,466	30,807	**228**	704

29. LEASE COMMITMENTS

	Group	
	2001 RM '000	2000 RM '000
Commitments under non-cancellable operating leases:-		
Expiring within one year	**8,155**	3,276
Expiring between two to five years	**25,496**	23,896
Expiring after five years	**30,556**	34,150
	64,207	61,322

The majority of the overseas subsidiaries' leases of land and buildings are subject to rent review periods ranging between one and five years.

30. CONTINGENT LIABILITY - UNSECURED

The Company has an unsecured contingent liability of RM150.9 million (2000: RM70.8 million) in respect of corporate guarantees given to certain banks for credit facilities utilised by certain subsidiary companies at 30th September, 2001.

31. SUBSIDIARIES AND ASSOCIATES

The names of subsidiary and associated companies are detailed below:-

Subsidiary companies	Country of incorporation	Principal country of operation	Group's percentage interest 2001	2000	Principal activities
PLANTATIONS					
PENINSULAR MALAYSIA					
Gunong Pertanian Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
K. H. Syndicate Limited #	England	Malaysia	**100**	100	Plantation
The Kuala Pertang Syndicate Limited #	England	Malaysia	**100**	100	Plantation
The Shanghai Kelantan Rubber Estates (1925) Limited †	Hong Kong	Malaysia	**100**	100	Plantation
Uni-Agro Multi Plantations Sdn. Bhd.	Malaysia	Malaysia	**51**	51	Plantation
KL-Kepong Edible Oils Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Refining of palm products
KL-Kepong Plantation Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
Taiko Plantations Sdn. Berhad †	Malaysia	Malaysia	**100**	100	Management of plantations
KDC COMPLEX					
Gocoa Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Golden Peak Development Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Golden Yield Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Kalumpang Estates Sdn Berhad	Malaysia	Malaysia	**100**	100	Plantation
Kulumpang Development Corporation Sdn. Berhad	Malaysia	Malaysia	**100**	100	Plantation
Ladang Finari Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Ladang Sumundu (Sabah) Sdn. Berhad	Malaysia	Malaysia	**100**	100	Plantation
Masawit Plantation Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Parit Perak Plantations Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Selit Plantations (Sabah) Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Sri Kunak Plantation Sdn. Berhad	Malaysia	Malaysia	**100**	100	Plantation
Sunshine Plantation Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Sy Kho Trading Plantation Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Swee Keong (Sabah) Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Plantation
Fajar Palmkel Sdn. Berhad	Malaysia	Malaysia	**100**	100	Kernel crushing
KL-Kepong (Sabah) Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Milling and refining of palm products
Pinji Horticulture Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Cultivation of ramie
GSSB COMPLEX					
Axe Why Zed Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation
Bandar Merchants Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation
Bornion Estate Sdn. Bhd. †	Malaysia	Malaysia	**63**	60	Plantation
Golden Sphere Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation
Richinstock Sawmill Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation

Subsidiary companies	Country of incorporation	Principal country of operation	Group's percentage interest 2001	Group's percentage interest 2000	Principal activities
PLANTATIONS					
GSSB COMPLEX					
Sabah Cocoa Sdn. Bhd. †	Malaysia	Malaysia	**70**	70	Plantation
Segar Usaha Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation
Syarikat Budibumi Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Plantation
Susuki Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Investment holding
Sabah Holdings Corporation Sdn. Bhd. †	Malaysia	Malaysia	**70**	70	Investment holding
Leluasa Untung Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Dormant
INDONESIA					
P.T. ADEI Plantation and Industry †	Indonesia *	Indonesia	**95**	95	Plantation
P.T. Steelindo Wahana Perkasa †	Indonesia *	Indonesia	**95**	95	Plantation
P.T. KLK Agriservindo †	Indonesia *	Indonesia	**100**	100	Management of plantations
P.T. Kreasijaya Adhikarya †	Indonesia *	Indonesia	**95**	95	Dormant
MANUFACTURING					
OLEOCHEMICALS					
Palm-Oleo Sdn. Bhd.	Malaysia	Malaysia	**80**	80	Manufacturing of oleochemicals
KSP Manufacturing Sdn. Bhd.	Malaysia	Malaysia	**96**	96	Manufacturing of soap noodles
Palmamide Sdn. Bhd.	Malaysia	Malaysia	**88**	88	Manufacturing of industrial amides
Jasachem Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Industrial Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
COCOA PRODUCTS					
KL-Kepong Cocoa Products Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Manufacturing of cocoa products
GLOVE PRODUCTS					
Masif Healthcare Products Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Manufacturing of latex examination gloves
Masif Latex Products Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Manufacturing of household latex gloves
PARQUET FLOORING					
B.K.B. Hevea Products Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Manufacturing of parquet flooring products
B.K.B. Flooring Sdn. Bhd. †	Malaysia	Malaysia	**100**	100	Marketing of parquet flooring products
SOAP					
KLK Overseas Investments Limited ††	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Standard Soap Company Limited #	England	England	**100**	100	Manufacturing of toiletries
Beauty Basics Limited #	England	England	**100**	100	Dormant
De Muth Limited #	England	England	**100**	100	Dormant
KLK Cosmetics Limited #	England	England	**100**	100	Dormant

Subsidiary companies	Country of incorporation	Principal country of operation	Group's percentage interest 2001	2000	Principal activities
MANUFACTURING					
SOAP					
Personality Beauty Products Limited #	England	England	**100**	100	Dormant
Premier Soap Company Limited #	England	England	**100**	100	Dormant
Zenithpeak Limited #	England	England	**100**	100	Dormant
OIL REFINING & BULKING					
Hubei Zhong Chang Vegetable Oil Company Limited †	People's Republic of China	People's Republic of China	**33**	33	Edible oil refining
Tianjin Voray Bulking Installation Co. Ltd. †	People's Republic of China	People's Republic of China	**37**	37	Bulking installation
Voray Holdings Limited †	Hong Kong	Malaysia	**55**	55	Investment holding
RETAILING					
Crabtree & Evelyn Holdings Limited †	England	England	**100**	100	Investment holding
Crabtree & Evelyn (Overseas) Limited †	England	England	**100**	100	Distribution of toiletries
Crabtree & Evelyn Shop Limited †	England	England	**100**	100	Manufacturing of jams
Crabtree & Evelyn Trading Limited †	England	England	**100**	100	Manufacturing of toiletries
Premier Procurement Limited †	England	England	**100**	-	Investment holding
Quillspur Limited †	England	England	**100**	100	Investment holding
Windham Toiletries Limited †	England	England	**100**	100	Distribution of toiletries
Crabtree & Evelyn London Limited †	England	England	**100**	100	Dormant
Scarborough and Company Limited †	England	England	**100**	100	Dormant
Crabtree & Evelyn Austria GmBH †	Austria	Austria	**100**	100	Retailing of toiletries
Crabtree & Evelyn Deutschland GmBH †	Germany	Germany	**100**	100	Retailing and distribution of toiletries
Crabtree & Evelyn Espana S.A. †	Spain	Spain	**100**	100	Distribution of toiletries
Crabtree & Evelyn Europe B.V. †	Netherlands	Netherlands	**100**	100	Investment holding
Crabtree & Evelyn Industrie S.A. †	France	France	**100**	100	Retailing, distribution and manufacturing of toiletries
Crabtree & Evelyn London S.A. †	France	France	**100**	100	Retailing of toiletries
Crabtree & Evelyn Ltd. †	United States of America	United States of America	**100**	100	Retailing and distribution of toiletries
Windham Manufacturing Limited †	United States of America	United States of America	**100**	100	Manufacturing of toiletries
Crabtree & Evelyn Canada, Inc. †	Canada	Canada	**100**	100	Retailing and distribution of toiletries
Ecemex S.A. DE C.V. †	Mexico	Mexico	**62**	51	Retailing and distribution of toiletries
Crabtree & Evelyn Australia Pty. Limited †	Australia	Australia	**100**	100	Distribution of toiletries
Crabtree & Evelyn (Hong Kong) Limited †	Hong Kong	Hong Kong	**100**	100	Retailing and distribution of toiletries
CE Holdings Limited †	British Virgin Islands	British Virgin Islands	**100**	100	Investment holding
Crabtree & Evelyn Philippines, Inc. †	Philippines	Philippines	**70**	70	Retailing and distribution of toiletries

Subsidiary companies	Country of incorporation	Principal country of operation	Group's percentage interest 2001	Group's percentage interest 2000	Principal activities
RETAILING					
Crabtree & Evelyn (Singapore) Pte. Ltd. †	Singapore	Singapore	**100**	100	Retailing and distribution of toiletries
Acc-Enhance Sdn. Bhd. (formerly known as Melfort Corporation Sdn. Bhd.)	Malaysia	Malaysia	**100**	-	Sourcing of accessories
Crabtree & Evelyn (Malaysia) Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Retailing of toiletries
PROPERTIES					
Betatechnic Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
Colville Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
KL-K Holiday Bungalows Sdn. Berhad	Malaysia	Malaysia	**100**	100	Operating holiday bungalows
KL-Kepong Complex Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Country Homes Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Development Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
KL-Kepong Property Management Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property management
KL-Kepong Property Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
Kompleks Tanjong Malim Sdn. Bhd.	Malaysia	Malaysia	**80**	80	Property development
Palermo Corporation Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Property development
INVESTMENT HOLDING					
Ablington Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong Equity Holdings Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
Ortona Enterprise Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Money lending
Quarry Lane Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Investment holding
KL-Kepong International Ltd. ††	Cayman Islands	Cayman Islands	**100**	100	Investment holding
KLKI Holdings Limited #	England	England	**100**	100	Investment holding
Kuala Lumpur-Kepong Investments Limited #	England	Malaysia	**100**	100	Investment holding
OTHERS					
Kepong Plantations Berhad †	Malaysia	Malaysia	**100**	100	In members' voluntary liquidation
KLK Farms Pty. Limited #	Australia	Australia	**100**	100	Cereal and sheep farming
KLK Assurance (Labuan) Limited †	Malaysia	Malaysia	**100**	-	Dormant
KLK (Mauritius) International Ltd †	Mauritius	Mauritius	**100**	-	Dormant
Rubber Fibreboards Sdn. Bhd.	Malaysia	Malaysia	**100**	100	Dormant

† Companies not audited by KPMG   # Companies audited by overseas firms of KPMG   †† Companies reviewed by KPMG

* These subsidiaries operate in Indonesia, a country which has sought assistance from the International Monetary Fund. Owing to the locality of the operations, these companies are not affected by the current economic conditions in Indonesia. It is the Group's policy to provide financial support to ensure that the plantation development is carried out as planned.

Associated companies	Country of incorporation	Group's percentage interest 2001	2000	Principal activities
Applied Agricultural Research Sdn. Bhd.	Malaysia	**50.0**	50.0	Agronomic service and research
Beijing King Voray Edible Oil Co. Ltd	People's Republic of China	**13.8**	13.8	Edible oil refining
Clarity Crest Sdn. Bhd.	Malaysia	**30.0**	30.0	Property investment
Esterol Sdn. Bhd.	Malaysia	**50.0**	50.0	Manufacturing of food esters
Key Century Sdn. Bhd.	Malaysia	**30.0**	30.0	Investment holding
Kumpulan Sierramas (M) Sdn. Bhd.	Malaysia	**33.0**	33.0	Property development
Lembah Beringin Sdn. Bhd.	Malaysia	**30.0**	30.0	Property development
Malaysia Pakistan Venture Sdn. Bhd.	Malaysia	**25.0**	25.0	Investment holding
Pearl River Tyre (Holdings) Limited	Australia	**30.5**	30.5	Investment holding and manufacturing of tyres
Tawau Bulking Installation Sdn. Bhd.	Malaysia	**49.0**	49.0	Bulking installation
Yule Catto & Co. plc	England	**21.7**	21.1	Manufacturing and distribution of speciality and fine chemicals

32. SEGMENT INFORMATION – GROUP

Analysis by industry

	Revenue		Profit/(Loss) before Tax		Total Assets Employed	
	2001 RM '000	2000 RM '000	**2001 RM '000**	2000 RM '000	**2001 RM '000**	2000 RM '000
Plantation	**665,702**	823,305	**42,442**	126,142	**1,990,447**	2,078,177
Manufacturing	**805,843**	835,173	**93,511**	77,187	**652,932**	555,254
Retailing	**545,073**	526,215	**9,916**	(36,354)	**374,502**	324,174
Investment holding	**19,548**	22,967	**19,548**	22,967	**186,211**	187,271
Others	**5,448**	16,436	**(1,289)**	(1,347)	**23,577**	23,446
	2,041,614	2,224,096	**164,128**	188,595	**3,227,669**	3,168,322
Exceptional items	-	-	**(80,515)**	48,513	-	-
Associated companies	-	-	**32,418**	60,976	**510,453**	583,129
Corporate expenses	-	-	**(9,472)**	(8,005)	-	-
TOTAL	**2,041,614**	2,224,096	**106,559**	290,079	**3,738,122**	3,751,451

Analysis by geographical location

	Revenue		Profit/(Loss) before Tax		Total Assets Employed	
	2001 RM '000	2000 RM '000	**2001 RM '000**	2000 RM '000	**2001 RM '000**	2000 RM '000
Malaysia	**1,173,019**	1,379,266	**136,218**	207,657	**2,349,159**	2,349,344
Australia	**3,334**	13,256	**934**	257	**14,392**	14,724
People's Republic of China	**190,648**	178,788	**5,068**	5,168	**98,830**	104,527
Europe and America	**620,751**	625,391	**10,278**	(33,920)	**484,556**	461,763
Indonesia	**47,508**	22,203	**2,069**	1,420	**276,157**	234,149
Others	**6,354**	5,192	**89**	8	**4,575**	3,815
	2,041,614	2,224,096	**154,656**	180,590	**3,227,669**	3,168,322
Exceptional items	-	-	**(80,515)**	48,513	-	-
Associated companies						
- Malaysia	-	-	**2,336**	2,102	**107,267**	112,345
- People's Republic of China	-	-	**(3,936)**	(1,520)	**48,324**	47,788
- Europe	-	-	**34,018**	60,394	**354,862**	422,996
TOTAL	**2,041,614**	2,224,096	**106,559**	290,079	**3,738,122**	3,751,451

33. SIGNIFICANT EVENT

On 5th July, 2001, a wholly-owned subsidiary, KL-Kepong Property Holdings Sdn. Bhd. ("KLKPH") entered into a conditional Sale and Purchase Agreement with Land & General Berhad ("L&G"), Clarity Crest Sdn. Bhd. ("CCSB") and Key Century Sdn. Bhd. ("KCSB") to among others, terminate an existing Joint Venture Agreement entered into between KLKPH and L&G on 8th October, 1993 in the following manner:-

(a) the proposed acquisition by KLKPH of the estate land totalling 1,529.78 acres from CCSB for a cash consideration of RM45,893,400; and

(b) the proposed disposal by KLKPH of 300,000 ordinary shares of RM1.00 each in CCSB, KCSB and Lembah Beringin Sdn. Bhd. ("LBSB") respectively, representing 30% of the issued and paid-up share capital of CCSB, KCSB and LBSB respectively and 6,600 redeemable preference shares (RPS) of RM1.00 each representing 30% of the issued and paid-up RPS of LBSB for a total cash consideration of RM13,821,300.

The completion of these transactions is subject to the approval of the relevant authorities. Approvals from Foreign Investment Committee and the shareholder of KLKPH have been obtained. The submission to Estate Land Board has been made and approval is pending.

34. POST BALANCE SHEET EVENT

A flagship store owned by a US subsidiary in the World Trade Centre was completely destroyed on 11th September, 2001. This store was insured for the appropriate property and business interruption insurance. An amount of RM3.04 million (USD0.80 million) has been received from the insurance company after year end in respect of loss of profits and this has not been included in these financial statements.

35. COMPARATIVE FIGURES

The following items have been reclassified and amended to conform with the current year's presentation:-

(a) investment property amounted to RM3,471,000 has been reclassified from property, plant and equipment (Note 11) to other investments (Note 15) and its net book value, had this revalued asset been carried at cost less accumulated depreciation, amounting to RM6,371,000 has been excluded from Note 11 disclosure; and

(b) total assets employed under Segment Information (Note 32) has included goodwill on consolidation.

DIRECTORS' STATEMENT

In the opinion of the Directors, the financial statements set out on pages 36 to 67are drawn up in accordance with the applicable approved accounting standards in Malaysia so as to give a true and fair view respectively of the state of affairs of the Group and of the Company at 30th September, 2001 and of the results of the business of the Group and of the Company and of the cash flows of the Group and of the Company for the financial year ended on that date.

On Behalf of the Board

YEOH CHIN HIN
(Director)

ONG BENG KEE
(Executive Director)

Ipoh, Perak Darul Ridzuan,
Malaysia.

13th December, 2001.

STATUTORY DECLARATION

I, Fan Chee Kum, being the officer primarily responsible for the financial management of Kuala Lumpur Kepong Berhad, do solemnly and sincerely declare that the financial statements set out on pages 36 to 67 are to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared)
by the abovenamed at Ipoh in the)
State of Perak Darul Ridzuan this)
13th day of December, 2001.) **FAN CHEE KUM**

Before me:-

S. JAGJIT SINGH
Commissioner for Oaths
Ipoh, Perak Darul Ridzuan,
Malaysia.

REPORT OF THE AUDITORS

to the members of Kuala Lumpur Kepong Berhad.

We have audited the financial statements set out on pages 36 to 67. The preparation of the financial statements is the responsibility of the Company's Directors. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with approved Standards on Auditing in Malaysia. These standards require that we plan and perform the audit to obtain all the information and explanations which we consider necessary to provide us with evidence to give reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by the Directors as well as evaluating the overall adequacy of the presentation of information in the financial statements. We believe our audit provides a reasonable basis for our opinion.

In our opinion:-

(a) the financial statements are properly drawn up in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:-

    (i) the state of affairs of the Group and of the Company at 30th September, 2001 and the results of their operations and the cash flows of the Group and of the Company for the year ended on that date; and

    (ii) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements of the Group and of the Company;

and

(b) the accounting and other records and the registers required by the Companies Act, 1965 to be kept by the Company and its subsidiaries, of which we have acted as auditors, have been properly kept in accordance with the provisions of the said Act.

The subsidiaries in respect of which we have not acted as auditors are identified in Note 31 on the financial statements and we have considered their financial statements and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The audit reports on the financial statements of the subsidiaries were not subject to any qualifications and did not include any comment made under sub-section (3) of Section 174 of the Act.

KPMG
FIRM NUMBER: AF-0758
Chartered Accountants

PETER HO KOK WAI
PARTNER
APPROVAL NUMBER : 1745/12/01 (J)

Ipoh.
13th December, 2001.

AREA STATEMENT

at 30th September

	2001			2000		
	Hectares	**% Under Crop**	**% Of Total Planted Area**	Hectares	% Under Crop	% Of Total Planted Area
OIL PALM						
Mature	**78,479**	**70**	**58**	67,422	63	51
Immature	**34,286**	**30**	**25**	40,119	37	30
Total	**112,765**	**100**	**83**	107,541	100	81
RUBBER						
Mature	**16,827**	**76**	**12**	17,746	76	14
Immature	**5,329**	**24**	**4**	5,607	24	4
Total	**22,156**	**100**	**16**	23,353	100	18
COCOA						
Mature	**470**	**100**	**1**	1,291	100	1
TOTAL PLANTED	**135,391**		**100**	132,185		100
Plantable Reserves	**4,616**			7,416		
Building Sites, etc.	**5,911**			6,327		
GRAND TOTAL	**145,918**			145,928		

FIVE YEAR PLANTATION STATISTICS

			2001	2000	1999	1998	1997
OIL PALM							
FFB Production	- own estates	(tonnes)	**1,604,385**	1,392,674	1,271,165	1,128,694	1,228,407
	- sold	(tonnes)	**62,719**	45,051	64,055	67,988	77,024
	- purchased	(tonnes)	**586,291**	511,406	577,732	551,042	535,732
	- total processed	(tonnes)	**2,127,957**	1,859,029	1,784,842	1,611,748	1,687,115
Yield per mature hectare		(tonnes FFB)	**20.95**	21.28	21.21	20.28	22.62
Profit per mature hectare (before replanting expenditure)		(RM)	**1,001**	2,483	5,154	5,753	3,190
Average selling prices:-							
Refined palm products		(RM per tonne ex-refinery)	**885**	1,202	1,928	2,054	1,286
Crude palm oil		(RM per tonne ex-mill)	**824**	1,131	1,711	1,847	1,216
Palm kernel oil		(RM per tonne ex-mill)	**938**	1,953	2,490	2,064	1,627
Palm kernel cake		(RM per tonne ex-mill)	**73**	151	168	125	175
Palm kernels		(RM per tonne ex-mill)	**440**	927	1,086	1,013	748
FFB		(RM per tonne)	**138**	211	281	407	236
RUBBER							
Production	- own estates	('000 kgs)	**23,646**	24,727	26,900	25,301	29,283
	- sold	('000 kgs)	**158**	4,670	1,891	986	2,715
	- purchased	('000 kgs)	**2,496**	2,041	2,047	2,224	3,343
	- total processed	('000 kgs)	**25,984**	22,098	27,056	26,539	29,911
Yield per mature hectare		(kgs)	**1,381**	1,431	1,585	1,446	1,569
Profit per mature hectare (before replanting expenditure)		(RM)	**321**	542	389	1,178	1,531
Average selling price (net of cess)		(sen/kg)	**294**	311	273	337	344
COCOA							
Production	- own estates	('000 kgs)	**536**	1,004	2,230	2,092	5,578
Yield per mature hectare		(kgs)	**746**	680	982	507	873
Profit/(Loss) per mature hectare (before replanting expenditure)		(RM)	**(170)**	(583)	1,641	403	614
Average selling price		(RM/kg)	**3.43**	3.24	4.87	5.00	3.54
PLANTED AREA (weighted average hectares):-							
OIL PALM							
Mature			**76,599**	65,452	59,943	55,669	54,311
Immature			**35,505**	41,302	41,524	41,135	30,844
RUBBER							
Mature			**17,119**	17,270	16,972	17,498	18,668
Immature			**5,445**	6,254	8,224	9,392	9,998
COCOA							
Mature			**718**	1,475	2,272	4,125	6,386
TOTAL PLANTED AREA			**135,386**	131,753	128,935	127,819	120,207

FIVE YEAR FINANCIAL STATISTICS

	2001 RM '000	2000 RM '000	1999 RM '000	1998 RM '000	1997 RM '000
REVENUE					
Palm Products	**600,975**	750,913	950,015	966,613	675,009
Rubber	**64,575**	71,587	78,689	93,198	109,977
Cocoa Beans	**152**	805	3,133	3,141	3,252
Manufacturing	**805,843**	835,173	845,543	712,820	482,211
Retailing	**545,073**	526,215	490,983	508,880	372,454
Investment income	**19,548**	22,967	27,999	41,579	39,745
Other income	**5,448**	16,436	7,893	8,494	8,249
	2,041,614	2,224,096	2,404,255	2,334,725	1,690,897
GROUP PROFIT					
Palm Products	**44,270**	127,951	297,638	272,737	171,567
Rubber	**(1,706)**	(949)	(1,500)	11,505	24,404
Cocoa	**(122)**	(860)	3,728	1,664	3,923
Manufacturing	**93,511**	77,187	28,219	(13,226)	(16,730)
Retailing	**9,916**	(36,354)	(32,330)	(17,733)	(9,721)
Others	**(1,289)**	(1,347)	161	(1,165)	(269)
Share of Profits of Associated Companies	**32,418**	60,976	78,691	73,310	63,479
Investment income	**19,548**	22,967	27,999	41,579	39,745
Exceptional items	**(80,515)**	48,513	2,986	5,838	22,097
Corporate expenses less other income	**(9,472)**	(8,005)	(6,266)	(6,566)	(5,071)
Profit before taxation	**106,559**	290,079	399,326	367,943	293,424
Taxation	**(29,837)**	(73,926)	(20,690)	(109,808)	(88,113)
Minority Interests	**(15,522)**	(14,273)	(8,230)	15,829	16,388
Net profit	**61,200**	201,880	370,406	273,964	221,699
Retained Profits brought forward	**1,308,174**	1,090,903	830,305	712,816	615,038
	1,369,374	1,292,783	1,200,711	986,780	836,737
Cancellation of shares bought back	**-**	-	(1,284)	-	-
	1,369,374	1,292,783	1,199,427	986,780	836,737
APPROPRIATIONS					
Dividends (net of tax)	**76,700**	102,266	102,266	128,265	76,270
Transferred to Reserves	**1,043**	32,501	11,704	22,512	20,615
	1,291,631	1,158,016	1,085,457	836,003	739,852
Share of associated companies' reserves	**12,530**	150,158	5,446	(5,698)	(27,036)
RETAINED PROFIT	**1,304,161**	1,308,174	1,090,903	830,305	712,816

	2001 RM '000	2000 RM '000	1999 RM '000	1998 RM '000	1997 RM '000
CAPITAL EMPLOYED					
Property, plant and equipment	**1,992,330**	1,952,874	1,954,493	1,894,870	1,893,459
Property Development	**69,711**	68,907	66,010	65,391	65,384
Interest in Associated Companies	**510,393**	581,674	580,574	573,287	257,898
Investments	**83,440**	89,175	61,310	42,660	102,600
Intangible Assets	**18,772**	19,928	23,347	24,331	19,159
Goodwill on Consolidation	**16,687**	14,929	14,929	-	-
Net Current Assets	**675,584**	653,444	640,174	488,750	446,665
Total	**3,366,917**	3,380,931	3,340,837	3,089,289	2,785,165
SOURCES OF FINANCE					
Share Capital	**712,516**	712,516	712,516	712,801	712,801
Reserves	**2,529,870**	2,550,805	2,518,245	2,243,088	1,937,889
Cost of Treasury Shares	**(12,382)**	(12,382)	(12,382)	-	-
Deferred Taxation	**15,465**	14,250	9,318	7,391	6,727
Provision for Retirement Benefits	**10,475**	10,036	9,515	8,735	8,325
Minority Interests	**109,512**	103,590	92,092	100,537	106,562
Term Loans	**1,254**	1,761	4,109	7,406	4,229
Finance Leases	**207**	355	7,424	9,331	8,632
Total	**3,366,917**	3,380,931	3,340,837	3,089,289	2,785,165
SHAREHOLDERS' EARNINGS AND DIVIDENDS					
Earnings per share – sen	**8.6**	28.4	52.1	38.4	31.1
Dividend rate	**15.0%**	20.0%	20.0%	25.0%	15.0%
Dividend yield at 30th September	**2.9%**	3.8%	4.3%	5.9%	1.9%
P/E ratio at 30th September	**60.5**	18.7	8.8	11.1	25.7

OIL PALM PLANTED AREA / FFB PRODUCTION


'000 hectares
'000 tonnes
120
110
100
90
80
70
60
50
40
30
20
10
0
1700
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
2001
2000
1999
1998
1997
Mature Area ('000 hectares)
Immature Area ('000 hectares)
Production ('000 tonnes)

RUBBER PLANTED AREA / PRODUCTION


'000 hectares
million kilos
25
20
15
10
5
0
35
30
25
20
15
10
5
0
2001
2000
1999
1998
1997
Mature Area ('000 hectares)
Immature Area ('000 hectares)
Production (million kilos)

EARNINGS PER SHARE


Sen
60
40
20
0
2001
2000
1999
1998
1997

NET TANGIBLE ASSET PER SHARE


RM
5
4
3
2
1
0
2001
2000
1999
1998
1997

SHAREHOLDERS' FUNDS


RM million
3500
3000
2500
2000
1500
1000
500
0
2001
2000
1999
1998
1997

PROPERTIES OF THE GROUP

at 30th September, 2001

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
PLANTATIONS					
PENINSULAR MALAYSIA					
Ladang Allagar, Trong, Perak.	Freehold	805	Rubber and oil palm estate	12,724	1986
Ladang Ayer Hitam, Bahau, Negeri Sembilan.	Freehold	2,640	Rubber and oil palm estate	38,607	1985
Ladang Ban Heng, Pagoh, Muar, Johor.	Freehold	631	Oil palm estate	8,108	1979*
Ladang Batang Jelai, Rompin, Negeri Sembilan.	Freehold	2,170	Rubber and oil palm estate	33,071	1985
Ladang Batu Lintang, Serdang, Kedah.	Freehold	1,470	Rubber and oil palm estate	17,881	1986
Ladang Buntar, Serdang, Kedah.	Freehold	547	Rubber and oil palm estate	13,536	1986
Ladang Changkat Asa, Tanjong Malim, Perak.	Freehold	1,595	Rubber and oil palm estate	16,169	1979*
Ladang Fraser, Kulai, Johor.	Freehold	2,968	Oil palm estate	33,525	1979*
Ladang Ghim Khoon, Serdang, Kedah.	Freehold	950	Rubber and oil palm estate	23,247	1986
Ladang Glenealy, Parit, Perak.	Freehold	1,084	Rubber and oil palm estate	15,075	1992
Ladang Gunong Pertanian, Simpang Durian, Negeri Sembilan.	Leasehold expiring in 2077	686	Oil palm estate	10,517	1985
Ladang Jeram Padang, Bahau, Negeri Sembilan.	Freehold	2,115	Rubber and oil palm estate	30,102	1985
Ladang Kekayaan, Paloh, Johor.	Leasehold expiring in 2068	2,818	Oil palm estate	34,006	1979*
Ladang Kemasul, Mengkarak, Pahang.	Freehold	459	Rubber estate	1,015	1983
Ladang Kerilla, Tanah Merah, Kelantan.	Freehold	2,193	Rubber and oil palm estate	27,430	1992

* Year of last revaluation

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Kombok, Rantau, Negeri Sembilan.	Freehold	1,916	Rubber and oil palm estate	31,954	1985
Ladang Kuala Gris, Kuala Krai, Kelantan.	Freehold	2,429	Rubber and oil palm estate	29,866	1992
Ladang Kuala Hau, Kuala Krai, Kelantan.	Freehold Leasehold expiring in 2326	305 242	Rubber estate	3,146	1981*
Ladang Kuala Kangsar, Padang Rengas, Perak.	Freehold Leasehold expiring in 2896	510 337	Rubber estate	5,939	1979*
Ladang Landak, Paloh, Johor.	Leasehold expiring in 2068	2,833	Oil palm estate	27,292	1979*
Ladang New Pogoh, Segamat, Johor.	Freehold	1,560	Rubber and oil palm estate	14,096	1979*
Ladang Paloh, Paloh, Johor.	Freehold	2,043	Oil palm estate	28,600	1979*
Ladang Pasir Gajah, Kuala Krai, Kelantan.	Freehold Leasehold expiring in 2907	956 1,155	Oil palm estate	21,634	1981* 1980*
Ladang Pelam, Kulim, Kedah.	Freehold	2,526	Rubber and oil palm estate	39,513	1992
Ladang Renjok, Bentong, Pahang.	Freehold	1,579	Rubber and oil palm estate	15,879	1979*
Ladang See Sun, Renggam, Johor.	Freehold	589	Oil palm estate	9,719	1984
Ladang Selborne, Padang Tengku, Kuala Lipis, Pahang.	Freehold	1,282	Rubber and cocoa estate	16,717	1992
Ladang Serapoh, Parit, Perak.	Freehold	938	Rubber and oil palm estate	9,148	1979* 1992
Ladang Subur, Batu Kurau, Perak.	Freehold	1,290	Rubber and oil palm estate	14,476	1986

* Year of last revaluation

PROPERTIES OF THE GROUP

at 30th September, 2001 (Continued)

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Sungei Bekok, Bekok, Johor.	Freehold	636	Oil palm estate	7,849	1979*
Ladang Sungei Gapi, Serendah, Selangor.	Freehold	615	Rubber and oil palm estate	6,371	1979* 1985
Ladang Sungei Kawang, Lanchang, Pahang.	Freehold	1,890	Rubber and oil palm estate	15,585	1979*
Ladang Sungei Penggeli, Bandar Tenggara, Johor.	Leasehold expiring in 2087	959	Oil palm estate	9,394	1988
Ladang Sungei Sokor, Tanah Merah, Kelantan.	Freehold	1,603	Rubber and oil palm estate	17,230	1992
Ladang Sungei Tamok, Paloh, Johor.	Leasehold expiring in 2078	1,619	Oil palm estate	15,990	1979*
Ladang Tertinggi, Paloh, Johor.	Leasehold expiring in 2078	1,619	Oil palm estate	19,717	1979*
Ladang Tuan, Bentong, Pahang.	Freehold Leasehold expiring between 2030 and 2057	910 443	Rubber and oil palm estate	10,436	1979*
Ladang Tuan Mee, Sungei Buloh, Selangor.	Freehold	1,715	Oil palm estate	17,591	1979*
Ladang Ulu Pedas, Pedas, Negeri Sembilan.	Freehold	934	Rubber and oil palm estate	17,882	1985
Ladang Voules, Segamat, Johor.	Freehold	2,977	Rubber and oil palm estate	25,326	1979*
		61,541			
EAST MALAYSIA					
Ladang Bornion, Kinabatangan, Sabah.	Leasehold expiring in 2078	3,233	Oil palm estate	35,786	1992
Ladang Bukit Tabin, Lahad Datu, Sabah.	Leasehold expiring in 2079	2,916	Oil palm estate	31,961	1993

* Year of last revaluation

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	NET BOOK VALUE RM '000	YEAR OF ACQUISITION/ LAST REVALUATION
Ladang Jatika, Tawau, Sabah.	Leasehold expiring between 2068 and 2083	3,515	Oil palm and cocoa estate	47,509	1991
Ladang Lungmanis, Lahad Datu, Sabah.	Leasehold expiring in 2085	1,656	Oil palm estate	10,479	1991*
Ladang Pang Burong, Tawau, Sabah.	Leasehold expiring between 2063 and 2080	2,548	Oil palm and cocoa estate	38,137	1983
Ladang Pangeran, Tawau, Sabah.	Leasehold expiring between 2063 and 2080	2,855	Oil palm estate	34,426	1983
Ladang Pinang, Tawau, Sabah.	Leasehold expiring between 2067 and 2085	2,425	Oil palm estate	31,970	1983
Ladang Ringlet, Tawau, Sabah.	Leasehold expiring between 2067 and 2080	1,843	Oil palm and cocoa estate	16,213	1989
Ladang Rimmer, Lahad Datu, Sabah.	Leasehold expiring in 2085	2,730	Oil palm estate	17,274	1991*
Ladang Segar Usaha, Kinabatangan, Sabah.	Leasehold expiring in 2077	2,792	Oil palm estate	31,066	1990*
Ladang Sigalong, Tawau, Sabah.	Leasehold expiring between 2063 and 2079	2,861	Oil palm estate	30,804	1983
Ladang Sri Kunak, Tawau, Sabah.	Leasehold expiring between 2063 and 2076	2,773	Oil palm estate	38,723	1983
Ladang Sg. Silabukan, Lahad Datu, Sabah.	Leasehold expiring in 2079	2,654	Oil palm estate	29,092	1993
Ladang Tundong, Tawau, Sabah.	Leasehold expiring between 2063 and 2073	2,096	Oil palm estate	27,656	1983
Ladang Tungku, Lahad Datu, Sabah.	Leasehold expiring in 2085	3,418	Oil palm estate	21,629	1991*
		40,315			

* Year of last revaluation

PROPERTIES OF THE GROUP

at 30th September, 2001 (Continued)

LOCATION	TENURE	TITLED HECTAREAGE	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
INDONESIA						
Kebun Belitung, Belitung, Indonesia.	Leasehold expiring in 2020	14,065	Oil palm estate	-	58,615	1994
Kebun Mandau, Riau, Indonesia.	Leasehold expiring in 2020	14,900	Rubber and oil palm estate	-	54,882	1996
Kebun Nilo, Riau, Indonesia.	Leasehold expiring in 2028	12,860	Oil palm estate	-	52,194	1996
		41,825				
OTHER OPERATIONS						
MALAYSIA						
B.K.B. Hevea Products, Ipoh, Perak.	Leasehold expiring in 2089	5	Parquet factory	7	8,311	1994
KL-Kepong Cocoa Products, Port Klang, Selangor.	Leasehold expiring in 2090	2	Cocoa products factory	9	7,564	1990
KL-Kepong Edible Oils, Pasir Gudang, Johor.	Leasehold expiring in 2045	5	Palm oil refinery	18	1,131	1985
KL-Kepong (Sabah), Tawau, Sabah.	Leasehold expiring in 2073	61	Refinery, palm oil mills and kernel crushing plant	14 to 18	8,112	1983
KSP Manufacturing, Rawang, Selangor.	Freehold	4	Soap noodles factory	5	4,942	1994
Masif Healthcare Products, Lahat, Perak.	Freehold	4	Rubber gloves factory	12	5,262	1995
Palmamide, Rawang, Selangor.	Freehold	3	Industrial amides factory	5	4,227	1994
Palm-Oleo, Rawang, Selangor.	Freehold	8	Oleochemicals factory	10	7,290	1991
		92				

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
Colville Holdings, Setul, Negeri Sembilan.	Freehold	428	Property development	-	9,950	1985
KL-Kepong Complex, Sungei Buloh, Selangor.	Freehold	16	Property development	-	3,315	1979
KL-Kepong Country Homes, Ijok, Selangor.	Freehold Leasehold expiring in 2082	1,089 9	Property development	-	26,137	1979
KL-Kepong Property Development, Ijok, Selangor.	Freehold	93	Property development	-	6,126	1979
Kompleks Tanjong Malim, Tanjong Malim, Perak.	Freehold	185	Property development	-	3,866	1979
Palermo Corporation, Bagan Samak, Kedah.	Freehold	353	Property development	-	11,961	1986
		2,173				
Annexe & Brunwells, Port Dickson, Negeri Sembilan.	Freehold	13,339 sq.m.	Holiday bungalows	53	37	1972
Bunge & Arundel, Frasers Hill, Pahang.	Leasehold expiring between 2021 and 2030	8,981 sq.m.	Holiday bungalows	52	256	1972
Wisma Taiko, 1, Jalan S.P. Seenivasagam, Ipoh, Perak.	Freehold	5,392 sq.m.	Head Office building	16	6,320	1983
3, Jalan Taman U Thant, Kuala Lumpur.	Freehold	2,092 sq.m.	Residential bungalow	39	1	1974
5B, Jalan Tun Dr. Ismail, Ipoh, Perak.	Freehold	2,847 sq.m.	Residential bungalow	35	1	1978
10, Jalan Kelab Golf, Ipoh, Perak.	Freehold	9,990 sq.m.	Residential bungalow	72	1	1981

Titled area is in hectares except otherwise indicated.

PROPERTIES OF THE GROUP

at 30th September, 2001 (Continued)

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
146, Jalan Dedap Batik, Sierramas, Sg. Buloh, Selangor.	Freehold	556 sq.m.	Residential bungalow	4	687	1995
A33, Lembah Beringin Homestead, Selangor.	Freehold	4,317 sq.m.	Bungalow lot	-	284	1994
Tinagat, Tawau, Sabah.	Leasehold expiring between 2921 and 2928	2	Tawau Office	8	1,134	1992
Leluasa Untung Sdn. Bhd., New Wharf Road, Lahad Datu, Sabah.	Leasehold expiring in 2066	3	Proposed Refinery	-	3,411	1998
		10				
AUSTRALIA						
Erregulla Farm, Mingenew, Western Australia.	Freehold	5,290	Sheep and cereal farm	-	2,287	1989*
Warrening Gully Farm, Williams, Western Australia.	Freehold	3,089	Sheep and cereal farm	-	3,967	1989*
		8,379				
PEOPLE'S REPUBLIC OF CHINA						
Nanjiang Port Area, Tianjin.	Leasehold expiring in 2045	2	Bulking installation	5	31,132	1997
Dingong Miao, Baisha Zhou, Wuchang, Wuhan.	Leasehold expiring in 2044	3	Refinery	6	14,544	1995
		5				

Titled area is in hectares except otherwise indicated.

* Year of last revaluation

LOCATION	TENURE	TITLED AREA #	DESCRIPTION	APPROXIMATE AGE OF BUILDINGS Years	NET BOOK VALUE RM'000	YEAR OF ACQUISITION/ LAST REVALUATION
UNITED KINGDOM						
6, Lovat Lane, London.	Freehold	95 sq.m.	Office building	151	3,498	1992*
55-57, South Edwardes Square, London.	Freehold	512 sq.m.	Office building	98	2,793	1996
Gerrard Place, Skelmersdale, Lancashire.	Freehold	2	Toiletries factory	28	2,832	1995
Pontyclun, Wales.	Freehold	2	Toiletries factory	38	7,840	1995
Standard Soap, Ashby-de-la Zouch, Leicestershire.	Freehold	2	Soap factory	36	8,709	1995
52, Kingston House East, London.	Leasehold expiring in 2204	132 sq.m.	Residential apartment	45	4,991	2001
27, Kelso Place, Kensington, London.	Freehold	400 sq.m.	Office building	120	15,759	2001
		6				
UNITED STATES						
Woodstock, Connecticut.	Freehold	16	Office and toiletries factory	18	19,544	1996
Group Total		154,362				

Titled area is in hectares except otherwise indicated.
* Year of last revaluation

LOCATION OF THE PLANTATIONS IN MALAYSIA
AT 30TH SEPTEMBER, 2001


Sandakan
South China Sea
Straits of Malacca

	MALAYSIA	Hectares
	Kedah	
1	Batu Lintang ▲ ■	1,470
2	Buntar	547
3	Ghim Khoon	950
4	Pelam	2,526
	Perak	
5	Allagar	805
6	Glenealy	1,084
7	Kuala Kangsar	847
8	Serapoh	938
9	Subur	1,290
	Selangor	
10	Changkat Asa ▲ ○	1,595
11	Sungei Gapi	615
12	Tuan Mee ▲	1,715
	Negeri Sembilan	
13	Ayer Hitam	2,640
14	Batang Jelai	2,170
15	Gunong Pertanian	686
16	Jeram Padang ▲ ■	2,115
17	Kombok	1,916
18	Ulu Pedas	934
	Johore	
19	Ban Heng	631
20	Fraser ▲	2,968
21	Kekayaan	2,818
22	Landak ▲	2,833
23	New Pogoh	1,560
24	Paloh ▲	2,043
25	See Sun	589
26	Sungei Bekok	636
27	Sungei Penggeli	959
28	Sungei Tamok	1,619
29	Tertinggi	1,619
30	Voules ○	2,977
	Pahang	
31	Kemasul	459
32	Renjok	1,579
33	Selborne ■ ◆	1,282
34	Sungei Kawang	1,890
35	Tuan	1,353
	Kelantan	
36	Kerilla ■	2,193
37	Kuala Gris ●	2,429
38	Kuala Hau	547
39	Pasir Gajah ▲	2,111
40	Sungei Sokor	1,603

LOCATION OF THE GROUP'S OVERSEAS AGRICULTURAL OPERATIONS


AUSTRALIA
46 Perth
47
44
Pekanbaru
45
INDONESIA
Tanjung Pandan
43
Belitung
Sumatra
Jakarta

	Sabah						INDONESIA	
41	KDC COMPLEX		42	GSSB COMPLEX		43	Kebun Belitung ▲	14,065
	Jatika	3,515	42A	Bornion ▲	3,233	44	Kebun Mandau □	14,900
	Pang Burong	2,548		Segar Usaha	2,792	45	Kebun Nilo	12,860
	Pangeran	2,855	42B	Bukit Tabin	2,916			
	Pinang ▲	2,425		Lungmanis ▲	1,656		**AUSTRALIA**	
	Ringlet	1,843		Rimmer ▲	2,730	46	Erregulla Farm	5,290
	Sigalong	2,861		Sg Silabukan	2,654	47	Warrening Gully Farm	3,089
	Sri Kunak	2,773		Tungku	3,418			
	Tundong ✸ ▲ ★	2,096						

LEGEND

- ▲ With Palm Oil Mill
- ■ With SMR Factory
- □ With SIR and Latex Concentrate Factory
- ● With Latex Concentrate Factory
- ○ With SMR and Latex Concentrate Factory
- ◆ With Cocoa Factory
- ★ With Kernel Crushing Plant
- ✸ With Refinery

SHAREHOLDING STATISTICS

at 5th December, 2001

AUTHORISED SHARE CAPITAL – RM1,000,000,000
ISSUED & FULLY PAID-UP CAPITAL – RM712,516,128
CLASS OF SHARES – Shares of RM1 each

Breakdown of Shareholdings

Size of Shareholdings	No. of Shareholders	No. of Shares	% of Issued Share Capital #
Less than 1,000	544	231,742	0.03
1,000 to 10,000	5,951	19,578,915	2.76
10,001 to 100,000	1,382	39,519,937	5.56
100,001 to less than 5% of issued shares	225	154,171,988	21.71
5% and above of issued shares	4	496,674,546	69.94
TOTAL	8,106	710,177,128	100.00

Thirty Largest Shareholders as in the Register of Members and the Record of Depositors:-

	Name	No. of Shares	% of Issued Share Capital #
1.	Batu Kawan Berhad	316,335,896	44.54
2.	Permodalan Nasional Berhad	79,333,000	11.17
3.	Employees Provident Fund Board (KWSP)	57,103,500	8.04
4.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Skim Amanah Saham Bumiputera	43,902,150	6.18
5.	Lembaga Kemajuan Tanah Persekutuan (FELDA)	28,841,039	4.06
6.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Amanah Saham Malaysia	7,476,000	1.05
7.	Malaysia Nominees (Tempatan) Sdn. Bhd. - Great Eastern Life Assurance (Malaysia) Berhad (MLF)	7,310,000	1.03
8.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Amanah Saham Wawasan 2020	6,499,000	0.92
9.	Malaysia National Insurance Berhad	4,417,500	0.62
10.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. - Sekim Amanah Saham Nasional	4,000,000	0.56
11.	Lembaga Tabung Haji	2,609,000	0.37
12.	Wan Hin Investments Sdn. Berhad	2,500,000	0.35
13.	Lembaga Kemajuan Tanah Persekutuan (FELDA)	2,432,000	0.34
14.	Yeoh Chin Hin Investments Sdn. Berhad	2,040,000	0.29
15.	Asia Life (M) Berhad - As Beneficial Owner (M'sia Life Fund)	1,900,000	0.27
16.	Cartaban Nominees (Asing) Sdn. Bhd. - SSBT Fund 2R26 for Bernstein Emerging Markets Value Portfolio	1,822,000	0.26
17.	Universal Trustee (Malaysia) Berhad - Mayban Unit Trust Fund	1,550,000	0.22
18.	Pertubuhan Keselamatan Sosial	1,405,500	0.20
19.	Cartaban Nominees (Asing) Sdn. Bhd. - State Street Australia Fund Q3VD for Fullerton (Private) Limited	1,400,000	0.20
20.	Universal Trustee (Malaysia) Berhad - Mayban Balanced Trust Fund	1,400,000	0.20
21.	Cartaban Nominees (Asing) Sdn. Bhd. - Government of Singapore Investment Corporation Pte Ltd for Government of Singapore (C)	1,396,000	0.20
22.	FELDA Agricultural Services Sdn. Bhd.	1,370,000	0.19
23.	Lembaga Tabung Haji	1,253,000	0.18
24.	Wan Hin Investments Sdn. Berhad	1,250,000	0.18
25.	HSBC Nominees (Asing) Sdn. Bhd. - Co-Operative Insurance Society Limited	1,200,000	0.17
26.	Menteri Kewangan Malaysia Jabatan Akauntan Negara - Section 29 (SICDA)	1,161,010	0.16
27.	Looi Gertrude Mary	1,150,200	0.16
28.	Cartaban Nominees (Asing) Sdn. Bhd. - State Street Australia Fund Q3AN for National Investment Trust Company Malaysia Fund	1,100,000	0.15
29.	Lee Chan Investments Sdn. Berhad	1,052,000	0.15
30.	Yeoh Chin Hin	1,050,000	0.15
	TOTAL	586,258,795	82.56

Calculated based on 710,177,128 shares, which do not include the 2,339,000 treasury shares.

Substantial Shareholders

The substantial shareholders of the Company are as follows:-

	Name	Number of Shares Direct	Deemed Interested	Total	% of Issued Share Capital#
1.	Batu Kawan Berhad *	316,335,896	-	316,335,896	44.54
2.	Permodalan Nasional Berhad **	79,333,000	-	79,333,000	11.17
3.	Employees Provident Fund Board (KWSP)	60,931,500 ***	-	60,931,500	8.58
4.	Amanah Raya Nominees (Tempatan) Sdn. Bhd. – Skim Amanah Saham Bumiputera	43,902,150	-	43,902,150	6.18

* By virtue of Section 6A of the Companies Act, 1965, the Wan Hin Investments Sdn. Bhd. group of companies are also deemed substantial shareholders of the Company. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are substantial shareholders of Di-Yi Sdn. Bhd., High Quest Holdings Sdn. Bhd. and Elionai Sdn. Bhd. respectively, which in turn are substantial shareholders of Wan Hin Investments Sdn. Bhd. and accordingly all these parties are also deemed substantial shareholders of the Company by virtue of their deemed interests. Their shareholdings in the Company are as follows:-

Name	Number of Shares Direct	Deemed Interested	Total	% of Issued Share Capital#
Dato' Lee Oi Hian	48,000	320,445,896	320,493,896	45.13
Dato' Lee Hau Hian	55,500	320,445,896	320,501,396	45.13
Dato' Lee Soon Hian	-	320,445,896	320,445,896	45.12
Di-Yi Sdn. Bhd.	-	320,445,896	320,445,896	45.12
High Quest Holdings Sdn. Bhd.	-	320,445,896	320,445,896	45.12
Elionai Sdn. Bhd.	-	320,445,896	320,445,896	45.12
Wan Hin Investments Sdn. Bhd. and group	3,750,000	316,695,896	320,445,896	45.12

** By virtue of Section 6A of the Companies Act, 1965, Yayasan Pelaburan Bumiputra is also deemed substantial shareholder of the Company and its shareholding in the Company is as follows:-

Name	Number of Shares Direct	Deemed Interested	Total	% of Issued Share Capital#
Yayasan Pelaburan Bumiputra	-	79,333,000	79,333,000	11.17

*** includes those held through various nominee companies and fund managers.

Calculated based on 710,177,128 shares, which do not include the 2,339,000 treasury shares.

Voting Rights of Shareholders

Every member of the Company present in person or by proxy shall have one vote on a show of hand and in the case of a poll shall have one vote for every share of which he is the holder.

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KUALA LUMPUR KEPONG BERHAD (15043-V)
(Incorporated in Malaysia)

Proxy Form

No. of Shares	: ....
CDS Account No.	: ....
Tel. No.	: ....
Fax No.	: ....

I/We ....
(Block Letters)

of ....

being (a) member(s) of KUALA LUMPUR KEPONG BERHAD hereby appoint

.... NRIC/Passport No. ....

and/or .... NRIC/Passport No. ....

or failing him THE CHAIRMAN OF THE MEETING as my/our proxy/proxies to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 30th January, 2002 and at any adjournment thereof, and to vote as indicated below:-

Please indicate with (√) how you wish your vote to be cast

Resolution	Relating to:-	For	Against
	Re-election of Directors:-		
1	Receiving of the Report and Financial Statements		
2	Declaration of Final Dividend		
	Re-election of Directors:-		
3	R. M. Alias		
4	Dato' Lee Soon Hian		
	Re-appointment of Directors pursuant to Section 129 (6), Companies Act, 1965:-		
5	Yeoh Chin Hin		
6	Charles Letts		
7	Maj-Gen (R) Dato' Dr. Mahmood B. Sulaiman		
8	Tan Sri Dato' Thong Yaw Hong		
9	Directors' fees		
10	Re-appointment & Remuneration of Auditors		
11	Proposed Authority to Buy Back Shares		
12	Proposed Shareholders' Mandate for recurrent Related Party Transactions		
13	Proposed Adoption of New Articles		

Date ....

....
Signature/Common Seal of Shareholder

Please see NOTES on reverse side which forms part of the proxy form.

Fold this flap for sealing

Stamp

THE COMPANY SECRETARIES,
KUALA LUMPUR KEPONG BERHAD,
WISMA TAIKO,
1, JALAN S. P. SEENIVASAGAM,
30000 IPOH, PERAK DARUL RIDZUAN,
MALAYSIA.

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To: All shareholders/proxies attending the Kuala Lumpur Kepong Berhad ("KLK") meeting,

The Twenty-ninth Annual General Meeting of KLK will be held at the CONFERENCE ROOM, 1ST FLOOR, WISMA TAIKO, NO. 1, JALAN S. P. SEENIVASAGAM, 30000 IPOH, PERAK on Wednesday, 30th January, 2002, at 12.30 p.m. For your convenience, the following arrangements have been made :-

PARKING FACILITIES

The parking area nearby Wisma Taiko will be reserved for shareholders. Guards will be present to assist you. Parking is free of charge.

REGISTRATION

The registration counters will be located on the Ground Floor of Wisma Taiko. These counters will be opened from 11.30 a.m. onwards.

REFRESHMENTS

Refreshments will be served after the meeting.

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NOTES:

1. A member of the Company entitled to attend and vote at the meeting is entitled to appoint not more than two proxies to vote in his stead. A proxy need not be a member of the Company. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy.
2. The instrument appointing a proxy must be deposited at the registered office of the Company not less than 48 hours before the time set for the meeting.
3. Where this proxy form is executed by a corporation, it must be either under its seal or under the hand of an officer or attorney duly authorised.
4. In the case of joint holders, the proxy form signed by the first named shareholder in the register shall be accepted to the exclusion of the other registered joint holder(s) of the shares.
5. The proxy will vote or abstain at his discretion if no indication is given on the proxy form.